0-30190

02035088

P.E 5.6.02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECD S.E.C.
MAY 6 - 2002

Date: May 6, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13

02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

CRGH

EXPLANATORY NOTE

Attached are the unaudited condensed consolidated financial statements for Netia Holdings S.A. and its subsidiaries ("Netia", "the Company", or "we") as at and for the three-month period ended March 31, 2002, together with certain additional information concerning Netia. This information is being submitted to the Securities and Exchange Commission in connection with the requirements of the Senior Dollar Notes Indenture and the Senior Euro Notes Indenture, each dated as of September 10, 1999, between Netia Holdings II B.V., as issuer, Netia Holdings S.A., as guarantor, and State Street Bank and Trust Company, as trustee. We have prepared the unaudited financial statements in accordance with International Accounting Standards ("IAS"), which differ in certain significant respects from accounting principles generally accepted in the United States of America.

PART I
FINANCIAL INFORMATION

Item 1. Unaudited Condensed Consolidated Financial Statements

PRICEWATERHOUSECOOPERS

Adres do korespondencji:
PricewaterhouseCoopers Sp. z o.o.
ul. Nowogrodzka 68
02-014 Warszawa
Polska
Telefon +48 (22) 523 4000
Fax +48 (22) 523 4040
http://www.pwcglobal.com/pl

REPORT OF INDEPENDENT ACCOUNTANTS

To the Supervisory Board and Shareholders
of Netia Holdings S.A.

We have reviewed the accompanying condensed consolidated balance sheets of Netia Holdings S.A. and its subsidiaries (the "Company") as at March 31, 2002, and the related condensed consolidated statements of operations, changes in shareholders' equity / (deficit) and cash flows for the three month periods ended March 31, 2002 and 2001. These condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing and auditing standards generally accepted in the United States of America applicable to review engagements. These standards require that we plan and perform the review to obtain reasonable assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated financial statements are not presented fairly, in all material respects, in accordance with International Accounting Standards.

We draw attention to Note 2 in the accompanying condensed consolidated financial statements, which describes the conditions relevant to the ability of the Company to continue as a going concern. These conditions indicate the existence of material uncertainties, which may cast significant doubt about the Company's ability to continue as a going concern.

The convenience translations which are disclosed as part of the accompanying condensed consolidated financial statements have not been reviewed.

We previously audited in accordance with International Standards on Auditing and the auditing standards generally accepted in the United States of America, the consolidated balance sheet of the Company as at December 31, 2001 and the related consolidated statements of operations, changes in shareholders' equity / (deficit) and cash flows for the year then ended, presented herein for comparative purposes. In our report dated February 18, 2002, we expressed an unqualified opinion on these consolidated financial statements. In our opinion, the information set forth in the condensed consolidated balance sheet as of December 31, 2001 and the related condensed consolidated statements of operations, changes in shareholders' equity / (deficit) and cash flows for the year then ended, is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

International Accounting Standards vary in certain important respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net losses for the three month periods ended March 31, 2002 and 2001 and the determination of consolidated shareholders' deficit as at March 31, 2002 to the extent summarized in Note 11 to the condensed consolidated financial statements.

PricewaterhouseCoopers Sp. z o.o.

PricewaterhouseCoopers Sp. z o.o.

Warsaw, Poland
May 6, 2002

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	Note	March 31, 2002 (Unaudited) (PLN)	December 31, 2001 (Audited) (PLN)
ASSETS			
Current Assets			
Cash and cash equivalents		389,199	486,945
Restricted investments		49,074	47,500
Accounts receivable			
Trade, net of allowance for doubtful accounts of PLN 40,485 and PLN 36,192, respectively		89,374	91,838
Government – value added tax		8,634	15,179
Other		3,905	3,510
Inventories		2,180	1,703
Prepaid expenses		15,304	9,356
Total current assets		557,670	656,039
Investments		1,062	1,949
Fixed assets, net	4	2,430,918	2,454,309
Intangible assets			
Licenses, net		681,233	695,149
Computer software, net		93,501	82,944
Other long term assets		34,444	13,957
Total Assets		3,798,828	3,904,347

K. - O. Blom
Acting President

A. Hochman
Chief Financial Officer

Warsaw, Poland
May 6, 2002

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	Convenience Translation (Unaudited)	
	March 31, 2002	December 31, 2001
	(USD)	(USD)
ASSETS		
Current Assets		
Cash and cash equivalents	94,189	117,845
Restricted investments	11,876	11,495
Accounts receivable		
Trade, net of allowance for doubtful accounts of USD 9,798 and USD 8,759, respectively	21,629	22,226
Government – value added tax	2,089	3,673
Other	945	849
Inventories	528	413
Prepaid expenses	3,704	2,265
Total current assets	**134,960**	**158,766**
Investments	257	472
Fixed assets, net	588,301	593,962
Intangible assets		
Licenses, net	164,864	168,231
Computer software, net	22,628	20,073
Other long term assets	8,336	3,378
Total Assets	**919,346**	**944,882**

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	Note	March 31, 2002 (Unaudited) (PLN)	December 31, 2001 (Audited) (PLN)
LIABILITIES			
Current Liabilities			
Current maturities of long term debt	5	3,501,988	3,396,869
Short-term liabilities for licenses		176,215	165,613
Accounts payable and accruals			
Trade		113,475	170,779
Liabilities connected with cancellation of cash flow hedges		203,444	224,907
Accruals and other		267,292	163,561
Deferred income		6,195	7,495
Total current liabilities		**4,268,609**	**4,129,224**
Long-term liabilities for licenses		93,162	92,764
Total liabilities		**4,361,771**	**4,221,988**
Commitments and contingencies	10	-	-
Minority interest		25,712	25,607
Shareholders' Deficit	6		
Share capital (nominal par value of PLN 6 per share)		203,285	203,285
Share premium		1,713,865	1,713,865
Treasury shares		(3,611)	(3,611)
Accumulated deficit		(2,502,194)	(2,256,787)
Total shareholders' deficit		**(588,655)**	**(343,248)**
Total liabilities and shareholders' deficit		**3,798,828**	**3,904,347**

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED BALANCE SHEETS
(All amounts in thousands)

	Convenience Translation (Unaudited)	
	March 31, 2002	December 31, 2001
	(USD)	(USD)
LIABILITIES		
Current Liabilities		
Current maturities of long term debt	847,508	822,068
Short-term liabilities for licenses	42,645	40,080
Accounts payable and accruals		
Trade	27,462	41,330
Liabilities connected with cancellation of cash flow hedges	49,235	54,429
Accruals and other	64,686	39,583
Deferred income	1,499	1,814
Total current liabilities	**1,033,035**	**999,304**
Long-term liabilities for licenses	22,546	22,449
Total liabilities	**1,055,581**	**1,021,753**
Commitments and contingencies	-	-
Minority interest	6,223	6,197
Shareholders' Deficit		
Share capital (nominal par value of PLN 6 per share)	49,197	49,197
Share premium	414,769	414,769
Treasury shares	(874)	(874)
Accumulated deficit	(605,550)	(546,160)
Total shareholders' deficit	**(142,458)**	**(83,068)**
Total liabilities and shareholders' deficit	**919,346**	**944,882**

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands)

	Note	Three-month period ended March 31, 2002 (Unaudited)	Three-month period ended March 31, 2001 (Unaudited)	Year ended December 31, 2001 (Audited)
		(PLN)	(PLN)	(PLN)
Revenue				
Telecommunication services revenue				
Installation fees		505	907	2,192
Monthly fees		35,918	28,365	142,068
Calling charges		100,797	84,817	360,707
Other telecommunication revenue		3,537	1,188	7,196
		140,757	**115,277**	**512,163**
Other revenue:				
Service		3,357	2,493	18,235
Sales of equipment		2,446	5,146	8,453
Total revenue		**146,560**	**122,916**	**538,851**
Costs				
Interconnection charges		(29,382)	(28,386)	(122,211)
Cost of equipment		(2,077)	(4,403)	(7,508)
Salaries and benefits		(30,282)	(26,944)	(104,498)
Social security costs		(4,824)	(5,583)	(20,833)
Depreciation of fixed assets	4	(48,774)	(38,762)	(172,735)
Amortization of goodwill		-	(6,293)	(17,938)
Amortization of other intangible assets		(18,290)	(8,813)	(62,892)
Impairment of goodwill		-	-	(220,279)
Impairment provision for fixed assets		-	-	(116,247)
Other operating expenses		(49,905)	(42,446)	(222,609)
Loss from operations		**(36,974)**	**(38,714)**	**(528,899)**
Financial expense, net	7	(207,677)	(20,309)	(230,019)
Effect of default on long term debt		-	-	(112,047)
Effect of cancelling of swap transactions		-	-	(274,637)
Loss before income tax		**(244,651)**	**(59,023)**	**(1,145,602)**
Income tax charge		(651)	(296)	(5,424)
Loss before minority interest		**(245,302)**	**(59,319)**	**(1,151,026)**
Minority share in (profits) / losses of subsidiaries		(105)	2,562	1,809
Net loss		**(245,407)**	**(56,757)**	**(1,149,217)**
Basic and Diluted				
Loss per share (not in thousands)	8	(7.96)	(1.84)	(37.29)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands)

	Convenience Translation (Unaudited)		
	Three-month period ended March 31, 2002	Three-month period ended March 31, 2001	Year ended December 31, 2001
	(USD)	(USD)	(USD)
Revenue			
Telecommunication services revenue			
Installation fees	122	220	530
Monthly fees	8,692	6,864	34,382
Calling charges	24,394	20,526	87,294
Other telecommunication revenue	856	288	1,741
	34,064	**27,898**	**123,947**
Other revenue:			
Service	812	603	4,413
Sales of equipment	592	1,245	2,046
Total revenue	**35,468**	**29,746**	**130,406**
Costs			
Interconnection charges	(7,110)	(6,869)	(29,576)
Cost of equipment	(503)	(1,065)	(1,817)
Salaries and benefits	(7,329)	(6,521)	(25,289)
Social security costs	(1,167)	(1,351)	(5,042)
Depreciation of fixed assets	(11,804)	(9,381)	(41,803)
Amortization of goodwill	-	(1,523)	(4,341)
Amortization of other intangible assets	(4,426)	(2,133)	(15,220)
Impairment of goodwill	-	-	(53,309)
Impairment provision for fixed assets	-	-	(28,133)
Other operating expenses	(12,077)	(10,272)	(53,873)
Loss from operations	**(8,948)**	**(9,369)**	**(127,997)**
Financial expense, net	(50,259)	(4,915)	(55,666)
Effect of default on long term debt	-	-	(27,116)
Effect of cancelling of swap transactions	-	-	(66,465)
Loss before income tax	**(59,207)**	**(14,284)**	**(277,244)**
Income tax charge	(157)	(72)	(1,313)
Loss before minority interest	**(59,364)**	**(14,356)**	**(278,557)**
Minority share in (profits) / losses of subsidiaries	(26)	620	438
Net loss	**(59,390)**	**(13,736)**	**(278,119)**
Basic and Diluted			
Loss per share (not in thousands)	(1.93)	(0.45)	(9.02)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY /(DEFICIT)
(All amounts in thousands)

	Share capital (PLN)	Share premium (PLN)	Treasury shares (PLN)	Hedging reserve (PLN)	Accumulated deficit (PLN)	Total Shareholders' equity / (deficit) (PLN)
Balance as at January 1, 2002 (Audited)	203,285	1,713,865	(3,611)	-	(2,256,787)	(343,248)
Net loss	-	-	-	-	(245,407)	(245,407)
Balance as at March 31, 2002 (Unaudited)	**203,285**	**1,713,865**	**(3,611)**	**-**	**(2,502,194)**	**(588,655)**

	Share capital (PLN)	Share premium (PLN)	Treasury shares (PLN)	Hedging reserve (PLN)	Accumulated deficit (PLN)	Total Shareholders' equity / (deficit) (PLN)
Balance as at January 1, 2001						
As previously reported (Audited)	203,285	1,713,865	(3,611)	-	(1,133,128)	780,411
Effect of adopting IAS 39 (Unaudited)	-	-	-	(25,424)	25,558	134
As restated (Unaudited)	**203,285**	**1,713,865**	**(3,611)**	**(25,424)**	**(1,107,570)**	**780,545**
Cash flow hedges						
Fair value losses, net of tax	-	-	-	(52,525)	-	(52,525)
Reclassified and reported in the statement of operations	-	-	-	7,059	-	7,059
Net losses not recognized in the statement of operations	-	-	-	(45,466)	-	(45,466)
Net loss	-	-	-	-	(56,757)	(56,757)
Total recognized losses (Unaudited)	**-**	**-**	**-**	**(45,466)**	**(56,757)**	**(102,223)**
Balance as at March 31, 2001 (Unaudited)	**203,285**	**1,713,865**	**(3,611)**	**(70,890)**	**(1,164,327)**	**678,322**

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Three-month period ended March 31, 2002 (Unaudited) (PLN)	**Three-month period ended March 31, 2001 (Unaudited) (PLN)**	**Year ended December 31, 2001 (Audited) (PLN)**
Cash flows from operating activities:			
Net loss	(245,407)	(56,757)	(1,149,217)
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation of fixed assets and amortization of goodwill, licenses and other intangible assets	67,064	53,868	253,565
Amortization of discount on notes	-	30,712	106,830
Interest expense accrued on license liabilities	4,969	2,375	19,894
Interest expense accrued on long term debt	102,995	73,151	285,995
Minority share in profits / (losses) of subsidiaries	105	(2,562)	(1,809)
Impairment of goodwill	-	-	220,279
Impairment provision for fixed assets	-	-	116,247
Effect of default on long term debt	-	-	112,047
Effect of canceling of swap transactions	-	-	274,637
Allowance for debtors subject to court settlements	-	-	16,974
(Increase) / decrease in long term assets	(20,487)	500	(7,315)
Foreign exchange (gains) / losses on translation of long term debt and restricted investments	103,788	(70,714)	(157,314)
Changes in working capital	(3,490)	10,229	78,059
Net cash provided by operating activities	**9,537**	**40,802**	**168,872**
Cash flows used in investing activities:			
Purchase of fixed assets and computer software	(92,062)	(239,362)	(582,779)
Purchase of minority interest shareholdings in subsidiaries	-	(59,193)	(60,883)
Decrease of investments	-	8,500	8,500
Payments for licenses	-	(3,998)	(3,998)
Net cash used in investing activities	**(92,062)**	**(294,053)**	**(639,160)**
Net cash provided by financing activities:			
Payment of interest on long term debt	-	-	(111,355)
Payment for cancellation of swap transaction	(29,279)	-	(22,460)
Net cash used in financing activities	**(29,279)**	**-**	**(133,815)**
Effect of exchange rate change on cash and cash equivalents	14,057	(43,704)	(51,801)
Net change in cash and cash equivalents	(97,747)	(296,955)	(655,904)
Cash and cash equivalents at beginning of year or period	486,946	1,142,850	1,142,850
Cash and cash equivalents at end of year or period	**389,199**	**845,895**	**486,946**

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

Non-cash investing activities:

The Company incurred the following liabilities at the end of each period that were related to fixed asset or construction in progress additions:

	Three-month period ended March 31, 2002 (Unaudited)	Three-month period ended March 31, 2001 (Unaudited)	Year ended December 31, 2001 (Audited)
	(PLN)	(PLN)	(PLN)
	100,179	159,668	154,604

Supplemental disclosures:

	Three-month period ended March 31, 2002 (Unaudited)	Three-month period ended March 31, 2001 (Unaudited)	Year ended December 31, 2001 (Audited)
	(PLN)	(PLN)	(PLN)
Interest paid	-	-	256,868
Income taxes paid / (recovered)..................	-	1,076	(4,915)

Interest paid during the year ended December 31, 2001 include PLN 111,355 of payment from the Company's cash and cash equivalents and PLN 145,513 from the Company's investment accounts.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

	Convenience translation (Unaudited)		
	Three-month period ended March 31, 2002	Three-month period ended March 31, 2001	Year ended December 31, 2001
	(USD)	(USD)	(USD)
Cash flows from operating activities:			
Net loss	**(59,390)**	**(13,736)**	**(278,119)**
Adjustments to reconcile net loss to net cash used in operating activities			
Depreciation of fixed assets and amortization of goodwill, licenses and other intangible assets	16,230	13,037	61,364
Amortization of discount on notes	-	7,432	25,854
Interest expense accrued on license liabilities	1,203	575	4,815
Interest expense accrued on long term debt	24,926	17,703	69,213
Minority share in profits / (losses) of subsidiaries	26	(620)	(438)
Impairment of goodwill	-	-	53,309
Impairment provision for fixed assets	-	-	28,133
Effect of default on long term debt	-	-	27,116
Effect of cancelling of swap transactions	-	-	66,464
Allowance for debtors subject to court settlements	-	-	4,108
(Increase) / decrease in long term assets	(4,958)	121	(1,770)
Foreign exchange (gains) / losses on translation of long term debt and restricted investments	25,117	(17,113)	(38,071)
Changes in working capital	(846)	2,475	18,891
Net cash provided by operating activities	**2,308**	**9,874**	**40,869**
Cash flows used in investing activities:			
Purchase of fixed assets	(22,280)	(57,927)	(141,037)
Purchase of minority interest shareholdings in subsidiaries	-	(14,325)	(14,734)
Decrease of investments	-	2,057	2,057
Payments for licenses	-	(968)	(968)
Net cash used in investing activities	**(22,280)**	**(71,163)**	**(154,682)**
Net cash provided by financing activities:			
Payment of interest on long term debt	-	-	(26,949)
Payment for cancellation of swap transaction	(7,086)	-	(5,435)
Net cash used in financing activities	**(7,086)**	**-**	**(32,384)**
Effect of exchange rate change on cash and cash equivalents	3,402	(10,576)	(12,536)
Net change in cash and cash equivalents	(23,656)	(71,865)	(158,733)
Cash and cash equivalents at beginning of year or period	117,845	276,578	276,578
Cash and cash equivalents at end of year or period	**94,189**	**204,713**	**117,845**

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETIA HOLDINGS S.A.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

Non-cash investing activities:

The Company incurred the following liabilities at the end of each period that were related to fixed asset or construction in progress additions:

Convenience translation (Unaudited)		
Three-month period ended March 31, 2002	Three-month period ended March 31, 2001	Year ended December 31, 2001
(USD)	(USD)	(USD)
24,244	38,641	37,415

Supplemental disclosures:

	Convenience translation (Unaudited)		
	Three-month period ended March 31, 2002 (Unaudited)	Three-month period ended March 31, 2001 (Unaudited)	Year ended December 31, 2001 (Audited)
	(USD)	(USD)	(USD)
Interest paid	-	-	62,164
Income taxes paid / (recovered)	-	260	(1,189)

Interest paid during the year ended December 31, 2001 include USD 26,949 of payment from the Company's cash and cash equivalents and USD 35,215 from the Company's investment accounts.

The accompanying notes are an integral part of these condensed consolidated financial statements.

(All amounts in thousands)

1. The Company

Netia Holdings S.A. (the "Company") was formed in 1990 as a joint stock company established under the laws of Poland. The Company is engaged through its subsidiaries in the design, construction and operation of modern digital telecommunication and data transmission networks.

The Company's subsidiaries obtained licenses from the Ministry of Communications of Poland ("MOC") for the provision of local telephone services in areas including six of Poland's biggest cities – Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of the Company's subsidiaries, Netia 1, received a license for domestic long distance telephone services. As of January 1, 2001, on the basis of the new Telecommunication Act ("NTA") all telephone licenses were converted by virtue of law into telecommunication permits. (See Note 10 for further details regarding conversion of licenses to permits.) On the basis of these permits, the Company currently provides various voice telephone services in areas covering approximately 33% and reaching approximately 40% of the population of Poland, including nine of Poland's ten largest cities (Warsaw, Katowice, Krakow, Gdansk, Lublin, Poznan, Bydgoszcz, Szczecin and Wroclaw). These services include switched, fixed-line voice telephone service, including domestic long distance, Integrated Services Digital Network, voice mail, data services, including dial-up and fixed-access Internet, leased lines, and Voice over Internet Protocol services. The Company offers also frame relay services and wholesale services, including termination of international in-bound traffic, ducts and dark fiber leasing, capacity leasing and co-location services. The Company is also engaged in installation and supply of specialized mobile radio services (public trunking) in Poland through its 58.2% owned subsidiary, Uni-Net Sp. z o.o. ("Uni-Net").

The Company is subject to the periodic reporting requirements in the U.S. of the Securities Exchange Act of 1934, as amended, and of the Polish reporting requirements for companies listed on the Warsaw Stock Exchange. Its American Depositary Shares ("ADSs") have been listed for trading on the NASDAQ stock market ("NASDAQ") since August 1999 and its ordinary shares have been listed for trading on the Warsaw Stock Exchange since September 2000.

The Company is incorporated in Poland with its principal executive office located at ul. Poleczki 13, 02-822 Warsaw, Poland.

2. Going Concern

These interim condensed consolidated financial statements have been prepared on the basis of an assumption that the Company is a going concern. As at March 31, 2002, the Company had an accumulated deficit of PLN 2,502,194, a shareholders' deficit of PLN 588,655 and a working capital deficit of PLN 3,710,939.

In December 2001, the Company defaulted on several interest payments on some of its notes. Those defaults triggered cross default provisions in the terms of the rest of the notes and, as a result, the Company is currently in default on all of the issued notes that are outstanding. The Company also defaulted on certain swap payments. As a result of these defaults and a shareholders' equity which – as calculated according to Polish Accounting Standards – is at deficit since December 2001, the Company was obligated to file for bankruptcy under Polish law. To avoid filing for bankruptcy, Netia Holdings S.A., Netia Telekom S.A. and Netia South Sp. z o.o. petitioned the Court of Warsaw on February 20, 2002 to open arrangement proceedings. On April 22, 2002 arrangement proceedings for Netia Telekom S.A. were opened. Both Netia Holdings S.A. and Netia South Sp. z o.o. are currently waiting for the court decision on the opening of the proceedings. The Company should be able to continue its day-to-day operations for so long as the arrangement proceedings remain open. If the court decides not to open the arrangement proceedings, or if a final order to reduce the Company's debt is not granted, the Company will then have to file for bankruptcy under Polish law.

The arrangement proceedings will not lead to the elimination of all of the Company's outstanding debt. Even in the event that the arrangement proceedings are successful, the Company will have to repay the liabilities that remain outstanding, including liabilities in respect of creditors that will not obtain any consideration in the form of the ordinary shares or the notes to be issued in its restructuring transactions.

(All amounts in thousands)

Petitioning for, or opening arrangement proceedings, may constitute an additional event of default under the indentures governing the notes, as the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the issuer, parent or any significant subsidiary. Unlike the events of default for non-payment and cross-default discussed above, which require notice prior to acceleration, such an event of default does not require prior notice for the principal, premium, if any, and accrued interest owed to be immediately due and payable. However, a majority of the holders of the Company's notes have agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

The conclusion of arrangements with the Company's creditors in Poland and the Netherlands, as well as approval of those arrangements in the proceedings commenced under section 304 of the United States Bankruptcy Code pending in the U.S. Bankruptcy Court for the Southern District of New York, will allow the Company to regain solvency by abolishing the status of legal insolvency. If the Company fails to reach an arrangement with its creditors, and reorganization proceedings pending before courts in Poland, the Netherlands, and the United States do not yield the expected results, it may have to go into bankruptcy proceedings in any or all of these jurisdictions. Bankruptcy of any of Netia Holdings S.A., Netia Telekom S.A. or Netia South Sp. z o.o. would make it difficult for other subsidiaries to raise financing they would need to continue operating, and they too may be forced to declare bankruptcy.

On March 5, 2002, the Company reached an agreement on the restructuring of its debt with an ad hoc committee of its noteholders, certain financial creditors, Telia AB and certain companies controlled by Warburg, Pincus & Co., a New York general partnership, owning together approximately 57.4% of the Company's share capital, each acting separately as Netia Holdings S.A.'s largest shareholders. Under this restructuring agreement, the parties agreed to implement a restructuring plan designed to strengthen the Company's balance sheet. The Company's share capital currently consists of 31,419,172 ordinary shares. In the restructuring, which required the consent of 95% of holders of the Company's existing notes, the parties agreed that the Company would issue new notes with an aggregate principal amount of EUR 50 million and 317,682,740 ordinary shares to holders of the existing notes and certain swap counterparties in exchange for relinquishing their claims in respect of the existing notes and swap payments, and the Company's existing shareholders would receive transferable warrants to acquire an aggregate of 64,848,652 ordinary shares representing 15% of its post-restructuring share capital (after the provision of 18,373,785 ordinary shares representing 5% of the issued ordinary share capital in respect of a key employee stock option plan). In April 2002, the Company and the ad hoc committee of its noteholders mutually agreed to lower the percentage of noteholders required to consent to the restructuring from 95% of the total value of all claims of the holders of the notes, as required in the restructuring agreement, to 90% of the total value of all claims of the holders of the notes. As of March 31, 2002, the ad hoc committee had received consents from holders of over 90% of the notes, approximately 7% of which had been executed on a conditional basis. The restructuring agreement requires the Company to apply to list the new ordinary shares and the warrants on the Warsaw Stock Exchange and to list the new notes on the Luxembourg Stock Exchange. The strike price applicable to warrants in each tranche shall correspond to the volume weighted average share price for the 30 trading days beginning 31 days following the successful closing of the restructuring. The Company shall seek to pay its trade creditors in full as their claims become due and payable. The Company also plans to issue up to 5% of the post-restructuring share capital, excluding the warrants to be issued to the existing shareholders, under a key employee stock option plan. It is currently planned for the restructuring to be effected by means of an exchange offer in conjunction with the court-based plans of arrangement in both the Netherlands and Poland. The implementation of the restructuring transactions, which involves complex legal issues, will likely require decisions to be issued by various administrative bodies and courts and it is possible that the Company may not be able to obtain all such decisions in a timely manner, if at all, and the restructuring agreement may be terminated prior to the consummation of the restructuring. The Company may also revise the manner of implementation of the restructuring depending on the level of acceptance by its creditors.

Management is undertaking steps aimed at preserving the Company's cash and has adopted in 2001 a revised business plan, general guidelines of which have been approved by the Supervisory Board. This business plan contemplates substantial reductions in capital and operating expenditures in comparison with the Company's prior plans. The Company's subsidiaries have submitted claims to the Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of the Company's remaining license fee obligations. The Company has received a deferral of nominal license payments of Euro 32,943 (PLN 118,713 at the March 31, 2002 exchange rate) until June 30, 2002, subject to a PLN 9,287 deferral fee. Furthermore, the Company has not made the payment of Euro 1,000 (PLN 3,604 at the exchange rate in effect on March 31, 2002) for its long distance license fee obligation due on January 31, 2002. Cash and cash equivalents held by the Company as at March 31, 2002 were PLN 389,199. Management may consider taking other steps that it and the Company's Supervisory Board consider necessary and appropriate to continue the Company's operations. These steps may include a further reduction of both operating and capital expenditures planned for 2002 and other attempts to reduce and/or refinance the Company's long term debt.

(All amounts in thousands)

The material uncertainties related to the factors described above cast significant doubt as to the Company's ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. However, Management believes that the Company will be able to continue its business activities and, therefore, has prepared the condensed consolidated financial statements on a going concern basis.

3. Basis of Presentation and Accounting Policies

These interim condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies used in the preparation of the interim condensed consolidated financial statements are consistent with those used in the annual financial statements for the year ended December 31, 2001. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation have been included. These interim condensed consolidated financial statements should be read in conjunction with the audited December 31, 2001 financial statements and the related notes.

Costs that arise unevenly during the financial year are anticipated or deferred in the interim financial statements only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

The U.S. Dollar amounts shown in the accompanying financial statements have been translated from Polish Zloty only as a matter of arithmetic computation at the Polish Zloty exchange rate of PLN 4.1321 = USD 1.00, the average rate announced by the National Bank of Poland at March 31, 2002. These amounts have not been subject to review or audit procedures and are included for the convenience of the reader only. Such translation should not be construed as a representation that the Polish Zloty amounts have been or could be converted into U.S. Dollars at this or any other rate.

4. Fixed Assets and Network under Construction

Assets at Adjusted Cost	December 31, 2001 (Audited) (PLN)	Additions (Unaudited) (PLN)	Transfers (Unaudited) (PLN)	Disposals (Unaudited) (PLN)	March 31, 2002 (Unaudited) (PLN)
Buildings	87,945	-	148	-	88,093
Land	14,505	1,885	-	-	16,390
Long term ground lease	5,400	6	-	-	5,406
Transmission network	1,313,543	-	7,634	(592)	1,320,585
Switching system	848,020	-	7,991	-	856,011
Base stations (Uni-Net)	12,448	-	-	-	12,448
Machinery and equipment	158,164	1,474	-	(595)	159,043
Office furniture and equipment	106,612	245	-	(594)	106,263
Vehicles	19,520	-	-	(305)	19,215
	2,566,157	3,610	15,773	(2,086)	2,583,454
Network under construction	429,427	22,831	(15,773)	-	436,485
	2,995,584	**26,441**	**-**	**(2,086)**	**3,019,939**

(All amounts in thousands)

Accumulated Depreciation	December 31, 2001 (Audited)	Depreciation Expense (Unaudited)	Disposals (Unaudited)	March 31, 2002 (Unaudited)
	(PLN)	(PLN)	(PLN)	(PLN)
Buildings	7,116	1,046	-	8,162
Land	-	-	-	-
Long term ground lease	258	27	-	285
Transmission network	170,052	20,459	(50)	190,461
Switching system	151,138	18,299	-	169,437
Base stations (Uni-Net)	11,935	323	-	12,258
Machinery and equipment	27,825	2,000	(321)	29,504
Office furniture and equipment	44,046	5,678	(414)	49,310
Vehicles	12,658	942	(243)	13,357
	425,028	**48,774**	**(1,028)**	**472,774**

Impairment Charge	December 31, 2001 (Audited)	Impairment Charge	March 31, 2002 (Unaudited)
	(PLN)	(PLN)	(PLN)
Transmission network	97,024	-	97,024
Network under construction	19,223	-	19,223
	116,247	-	**116,247**

Net Book Value	March 31, 2002 (Unaudited)	December 31, 2001 (Audited)
	(PLN)	(PLN)
Buildings	79,931	80,829
Land	16,390	14,505
Long term ground lease	5,121	5,142
Transmission network	1,033,100	1,046,467
Switching system	686,574	696,882
Base stations (Uni-Net)	190	513
Machinery and equipment	129,539	130,339
Office furniture and equipment	56,953	62,566
Vehicles	5,858	6,862
	2,013,656	2,044,105
Network under construction	417,262	410,204
	2,430,918	**2,454,309**

5. Current maturities of long term debt

	March 31, 2002 (Unaudited) (PLN)	December 31, 2001 (Audited) (PLN)
$10^1/_4$% Senior Notes due 2007 ("1997 Dollar Notes")	826,420	797,260
$11^1/_4$% Senior Discount Notes due 2007 ("1997 Dollar Discount Notes")	799,768	771,549
11% Senior Discount Notes due 2007 ("1997 DM Discount Notes")	381,510	372,860
$13^1/_8$% Senior Notes due 2009 ("1999 Dollar Notes")	413,210	398,630
$13^1/_2$%Senior Notes due 2009 ("1999 Euro Notes")	360,360	352,190
$13^3/_4$% Senior Notes due 2010 ("2000 Euro Notes")	720,720	704,380
	3,501,988	3,396,869

Due to the default on the Company's notes, the outstanding debt has been reclassified to current liabilities. The changes in current maturities of long term debt during the three-month period ended March 31, 2002 are due solely to currency translation adjustments.

Default on notes

On December 15, 2001, Netia Holdings II B.V., a wholly owned subsidiary of Netia Holdings S.A., failed to make USD 6,562 and Euro 6,750 interest payments on its 1999 Dollar Notes and 1999 Euro Notes, respectively. Under the terms of the indentures governing those notes, the failure to make those payments became events of default on January 14, 2002. In addition, those events of default triggered events of default under the cross-default provisions of the 1997 Dollar Notes, 1997 Dollar Discount Notes, 1997 DM Discount Notes, and 2000 Euro Notes. Under the terms of the indentures governing each class of notes, the trustee or the holders of 25% or more in aggregate principal amount of each series of notes may declare the principal, or premium, if any, and accrued interest on such notes immediately due and payable, as long as the events of default continue. As of the date of these condensed consolidated financial statements, the Company was not aware that any written notification of acceleration had been issued. Additionally petitioning for, or opening arrangement proceedings, may constitute an additional event of default under the indentures governing the notes, as the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the issuer, parent or any significant subsidiary. Unlike the events of default for non-payment and cross-default discussed above, which require notice prior to acceleration, such an event of default does not require prior notice for the principal, premium, if any, and accrued interest owed to be immediately due and payable. However, a majority of the holders of the Company's notes have agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

6. Shareholders' Deficit

Stock Options (number of shares and price per share not in thousands)

During the three-month period ended March 31, 2002 the Company granted 111,000 options to purchase ordinary shares of the Company at exercise prices ranging from USD 27.72 to USD 33.12 per share, under the Netia Performance Stock Option Plan. No options were exercised during the three-month period ended March 31, 2002. During the three-month period ended March 31, 2002 179,180 options expired. The total number of granted options as at March 31, 2002 was 1,001,512. The vesting period for the options ranges from the date of grant to two years from the date of grant or upon achieving certain specified conditions. The options are exercisable for up to four years. The majority of the options are exercisable only if the market price of the Company's shares as at the date of exercise exceeds the stated exercise price of the option by at least 20%. Upon exercise of an option, the option holder is entitled to receive a number of shares calculated in the following manner: the difference between the trading price of the Company's shares established in accordance with the Plan and the strike plan is multiplied by the number of the exercised options and later divided by the trading price of the Company's shares. As of March 31, 2002 the total number of vested options was 825,512.

7. Financial Expense, Net

	Three-month period ended March 31, 2002 (Unaudited) (PLN)	Three-month period ended March 31, 2001 (Unaudited) (PLN)	Year ended December 31, 2001 (Audited) (PLN)
Interest income	4,089	11,657	36,025
Foreign exchange gains	15,158	131,163	224,103
Interest expense	(108,437)	(101,177)	(421,874)
Foreign exchange losses	(118,487)	(54,893)	(68,273)
Fair value losses on cross currency swap transactions	-	(7,059)	-
	(207,677)	(20,309)	(230,019)

8. Loss per share

Basic:

Losses per share have been calculated based on net losses for each period divided by the weighted average number of shares in issue during the period.

	Three-month period ended March 31, 2002 (Unaudited) (PLN)	Three-month period ended March 31, 2001 (Unaudited) (PLN)	Year ended December 31, 2001 (Audited) (PLN)
Net loss	(245,407)	(56,757)	(1,149,217)
Weighted average number of shares in issue (not in thousands)	30,817,291	30,817,291	30,817,291
Basic loss per share (not in thousands)	(7.96)	(1.84)	(37.29)

Diluted:

No diluted losses per share were computed in the periods ended March 31, 2002, December 31, 2001 and March 31, 2001, as the effect of the Netia Performance Stock Option Plan were anti-dilutive during these periods, if applicable.

(All amounts in thousands)

9. Segmental Reporting

The following tables contain segment information for the Company's telecommunications business and other business (primarily radio communications services and sales of equipment through Uni-Net).

	Three-month period ended March 31, 2002 (Unaudited) (PLN)	Three-month period ended March 31, 2001 (Unaudited) (PLN)	Year ended December 31, 2001 (Audited) (PLN)
Revenue			
Telecommunications	140,757	115,277	512,163
Other businesses	5,803	7,639	26,688
	146,560	122,916	538,851
(Loss) / income from operations			
Telecommunications	(37,255)	(39,095)	(530,534)
Other businesses	281	381	1,635
	(36,974)	(38,714)	(528,899)

All operations and revenues are derived and conducted within Poland.

10. Commitments and Contingencies

Capital expenditures contracted for at the balance sheet date but not recognized in these condensed consolidated financial statements amount to USD 36,881 (PLN 152,396) as at December 31, 2001 and USD 35,025 (PLN 144,727) as at March 31, 2002.

In August and September 2000, the Company entered into certain agreements to acquire all of the outstanding equity of Millennium Communications S.A. ("Millennium"), a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between USD 10,800 and 20,200, based on Millennium's financial performance through the end of 2001. Following the execution of the agreements, the Company advanced to Millennium a total of PLN 8,500 and Euro 2,936 (PLN 10,580 at the March 31, 2002 exchange rate), of which PLN 8,500 was subsequently repaid by Millennium in January 2001. In December 2000, the Company initiated court and arbitration proceedings, modified in October 2001, in response to the failure by Millennium to perform the agreement. The Company has claimed for repayment of the remaining part of the advance made to Millennium and damages of PLN 8,500. In 2001, a valuation allowance of PLN 16,974 was recorded as other operating expense against the outstanding amount receivable from Millennium as a result of the events described above.

On February 28, 2001, Millennium filed a motion against the Company for certain acts of unfair competition. In its motion, Millennium requested that the court order the Company to pay Millennium damages of PLN 50,000. Management believes that the Millennium suit was filed as a litigation tactic in connection with the Company's lawsuit against Millennium and Millennium's unfair competition claim does not have any underlying merit. The Company's Management does not believe that the settlement of this matter will have a material adverse effect on its financial condition.

The Company received a letter dated January 8, 1999 with a claim for USD 10,000 in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice, that this claim is at too early a stage to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise. Accordingly no liability has been recorded for this claim.

The Company is defending a legal claim for USD 4,450 (including damages) brought in France, also in connection with consulting services provided to the Company by an outside consultant. Management is of the opinion, having obtained legal advice, that this claim is at too early a stage to determine whether any liability with respect to this matter is likely to arise. Accordingly, no liability has been recorded for this claim.

The terms of licenses issued to the Company's subsidiaries prior to January 1, 2001, required them to meet annual connected capacity milestones, as measured at the end of each year, subject to demand in each of the respective areas. At March 31, 2002 and for almost all prior periods the Company's subsidiaries did not meet these milestones for all of their licenses. While under the regulatory scheme in effect prior to January 1, 2001, it was possible for the regulatory authorities to take action against the companies which failed to meet milestones, including seeking revocation of the licenses (which action would have had a material adverse effect on the Company, including on the value of its related telecommunications network assets and its ability to continue its operations), no such action has ever been taken.

On January 1, 2001, the NTA became effective in Poland. Under the NTA, all of the Company's telephone licenses were converted into permits. The confirmation of the terms of these permits has to be made in the course of an administrative process before the President of the Office for the Regulation of Telecommunications ("ORT"). The Company's subsidiaries which hold permits (converted from the licenses) have applied to ORT for confirmation of their terms. As of the date hereof, a majority of such subsidiaries had received letters from the ORT whereby it refused to confirm the terms of the permits of these subsidiaries, and confirmed that the terms of the permits are derived from the terms of the pre-existing licenses. Management is planning to appeal these decisions. There can be no assurance that the regulatory authorities will not take action against the Company based on its failure to meet the original milestones in its pre-existing licenses

Furthermore, the Ministry of Infrastructure (currently in charge of telecommunications) issued decisions to the majority of the Company's subsidiaries holding telecommunication permits, whereby it claimed that the license fee obligations are payable according to the terms of the pre-existing licenses. Management is also planning to appeal these decisions. Management of the Company does not believe that these matters will have a material adverse effect on the Company's financial condition and operations.

11. Reconciliation to U.S. Generally Accepted Accounting Principles (US GAAP)

	Three-month period ended March 31, 2002 (Unaudited) (PLN)	Three-month period ended March 31, 2001 (Unaudited) (PLN)	Year ended December 31, 2001 (Audited) (PLN)
Net loss per IAS	(245,407)	(56,757)	(1,149,217)
Foreign exchange losses (1, 6)	1,095	3,785	9,002
Interest expense (1, 6)	6,078	5,497	27,002
Amortization of goodwill (4)	-	528	1,584
Impairment of goodwill (11)	(213,443)	-	220,279
Amortization of license (6)	1,455	715	3,856
Stock Option Plan (2)	207	891	2,893
Depreciation of U.S. GAAP fixed asset basis differences (1, 5)	(680)	287	1,147
Deferred revenue (7)	3,226	1,790	12,495
Net loss per U.S. GAAP	**(447,469)**	**(43,264)**	**(870,959)**
Basic and diluted loss per share per U.S. GAAP (not in thousands)	**(14.52)**	**(1.40)**	**(28.26)**

NETIA HOLDINGS S.A.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands)

	March 31, 2002 (Unaudited) (PLN)	December 31, 2001 (Audited) (PLN)
Shareholders' deficit per IAS	(588,655)	(343,248)
Fixed assets, including depreciation (1, 5)	26,719	22,858
Amortization of goodwill (4)	14,756	7,920
Reversal of impairment of goodwill (11)	-	220,279
Amortization of license (6)	9,820	8,365
Stock Option Plan (2)	(643)	(850)
Increase in equity related to Stock Option Plan (2)	643	850
Employee Share Purchase (3)	(1,650)	(1,650)
Increase in equity related to Employee Share Purchase (3)	1,650	1,650
Financial expense (4, 6)	(66,363)	(68,995)
Purchase of EBRD interest in Netia (4)	(14,756)	(14,756)
Increase in equity related to Incentive Stock Option (5)	42,216	42,216
Minority interest (8)	537	537
Cumulative effect on prior years of adopting SAB 101 (7)	(48,361)	(48,361)
Deferred revenue (7)	12,864	9,638
Other operating expenses (5)	(31,662)	(31,662)
Shareholders' deficit per U.S. GAAP	**(642,885)**	**(195,209)**

Changes in shareholders' equity / (deficit) on a U.S. GAAP basis	March 31, 2002 (Unaudited) (PLN)	December 31, 2001 (Audited) (PLN)
Shareholders' equity/ (deficit) at beginning of period as reported	(195,209)	653,085
Effect of adopting IAS 39 and FAS 133 (9)	-	134
Shareholders' equity / (deficit) at beginning of period as restated	**(195,209)**	**653,219**
Net loss	(447,469)	(870,959)
Increase in equity related to Stock Option Plan (2)	(207)	(2,893)
Change of Other Comprehensive Income (10)	-	25,424
Shareholders' deficit at end of period	**(642,885)**	**(195,209)**

The following are descriptions of U.S. GAAP reconciling items:

(1) Under IAS, the Company capitalizes foreign exchange differences and net interest expense related to borrowings used to fund construction in progress. Under US GAAP, foreign exchange differences must be reflected in the statement of operations and are not subject to capitalization. Additionally, an interest rate is applied to the average construction in progress balance to obtain the amount of interest capitalized under US GAAP, which is limited to the total amount of interest expense incurred by the Company from all sources.

(2) Under IAS, the issuance of share options granted to employees of the Company under the stock option plans is recorded when the options are exercised. For US GAAP purposes, the cost relating to these options (estimated using the intrinsic value method in accordance with APB opinion No. 25, "Accounting for Stock Issued to Employees") is recognized in the statements of operations in the period from the grant date to the vesting date for each option.

(3) Under IAS, the discount on shares sold to employees is not recognized as a compensation expense. For US GAAP purposes, the discount on shares sold to employees was recognized as compensation expense in the statements of operations in accordance with APB No. 25, "Accounting for Stock Issued to Employees".

(All amounts in thousands)

(4) Under IAS, the Company recorded goodwill of PLN 21,104 in 1997 relating to the purchase of shares in Netia Telekom owned by the European Bank for Reconstruction and Development ("EBRD"). For US GAAP purposes, the original issuance of shares in 1996 to the EBRD and the subsequent purchase by the Company in September 1997 is treated as being linked to the loan provided by the EBRD. However, during the period of the EBRD loan, any resultant incremental finance cost was not material. On purchase of the EBRD's shares in Netia Telekom by the Company in 1997, the excess paid by the Company over the amount originally paid for the shares by the EBRD in 1996 has been treated as a component of financial expense. The balance of the amount paid by the Company (equivalent to the original issue price to the EBRD) has been charged to shareholders' equity for US GAAP purposes. Accordingly, the total amount of goodwill recorded under IAS has been reversed in the US GAAP reconciliation.

This adjustment was recorded through September 30, 2001 as the Company recognized impairment of goodwill under IAS during the nine-month period ended September 30, 2001.

(5) Under IAS, the Incentive Stock Option issued in connection with the Operational Support and Supervision Agreements ("OSSA") entered into with Telia is not recognized until the Option is exercised. For U.S. GAAP purposes, the fair value of the option is recognized as a component of expenses in line with the treatment of costs invoiced under the OSSA's. The fair value of the Incentive Stock Option was PLN 42,216 and this is being recognized over the service period of the OSSA. During March 1999, Telia exercised its option to purchase the shares. As a result in the year ended December 31, 1999, the remaining PLN 22,867 has been recognized as other operating expenses and PLN 1,759 has been capitalized as part of cost of the network under construction.

(6) For US GAAP the interest expense on the non interest bearing liability associated with obtaining licenses from the Polish government was imputed in accordance with APB Opinion No. 21 "Interest on Receivables and Payables" based on the Company's effective borrowing rate. This rate differs from the rate used for the calculation under IAS, which allows for inclusion of interest income in the calculation of the Company's effective borrowing rate.

(7) In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101") which provides additional guidance in applying generally accepted accounting principles. In certain cases, SAB 101 requires upfront fees to be deferred and recognized over the expected period of the customer relationship.

The Company has applied SAB 101 under U.S. GAAP and therefore deferred the revenue from installation fees over the expected period of the customer relationship. The expected period of the customer relationship was seven years through December 31, 2000 and was revised to five years in the year ended December 31, 2001 and the three-month period ended March 31, 2002.

(8) The adjustment reflects the effect of minority share in the above adjustments.

(9) As of January 1, 2001 the Company has adopted the Financial Accounting Standards Board (the "FASB") Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by FASB Statement No. 138 and interpreted by Derivatives Implementation Group issues (together "SFAS 133"). The cross-currency interest rate swap transactions were designated as cash flow hedges under SFAS 133. The fair value of those derivatives instruments on January 1, 2001 of PLN 29,575 was charged to "Other Comprehensive Income" (PLN 25,424) and to the statement of operations (PLN 4,151) upon adoption of SFAS 133.

(10) This adjustment reflects the change in hedging reserve as reported in consolidated statements of changes in shareholders' equity / (deficit) under IAS.

(11) During the year ended December 31, 2001 the Company has written-off the goodwill under IAS as a result of Management's belief that there was no longer a future economic benefit that can be associated with goodwill and an impairment test performed.

On January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets". Based upon Management's evaluation of the Company's financial position at that date, including its negative equity and the value of the Company's quoted stock market price, the Company has written-off goodwill with a net book value of PLN 213,443 for US GAAP purposes.

(All amounts in thousands)

Additional U.S. GAAP disclosures are as follows:

(1) In June 2001, FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"). The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The provisions of SFAS 143 are required to be applied starting with fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact that the adoption of SFAS 143 will have on its consolidated financial statements.

(2) On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which superseded APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occuring Events and Transactions", and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS 144 removes goodwill from its scope and, therefore, eliminates the requirements of SFAS 121 to allocate goodwill to long-lived assets to be tested for impairment. SFAS 144 also establishes a "primary assets" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for long-lived assets to be held and used. The adoption of SFAS 144 did not have an impact on the Company's results of operations or financial position.

(All amounts in thousands)

12. Post balance sheet events

On April 5, 2002, the Company filed its prospectus required for the issuance and registration of shares in relation to the restructuring agreement with the Polish Securities and Exchanges Commission.

On April 22, 2002, the Warsaw Bankruptcy and Arrangement Court opened the arrangement proceedings of Netia Telekom S.A., a subsidiary of the Company.

The Company did not make the interest payments due on May 1, 2002 on its 1997 Senior Dollar Notes, 1997 Senior Dollar Discount Notes and 1997 Senior DM Discount Notes.

On April 18, 2002, the Company appeared before a Nasdaq Listing Qualifications Panel to review and appeal the Nasdaq Staff Determination received on March 21, 2002, which indicated that the Company was not in compliance with the minimum US$4.0 million in net tangible assets or the minimum US$10.0 million stockholders equity requirements for continued listing on The Nasdaq National Market, and noting that the Company and two of its subsidiaries had filed for arrangement proceedings in Poland and had filed a section 304 petition in the U.S. Bankruptcy Court for the Southern District of New York. As a result, the Nasdaq Staff Determination indicated that the Company's ADSs are subject to de-listing from The Nasdaq National Market. At the oral hearing before the Nasdaq Listing Qualifications Panel, the Panel requested additional information from the Company which has since been provided to the Panel. As of the date of these condensed consolidated financial statements, the Company is awaiting the Panel's decision regarding the continued listing of its ADSs on The Nasdaq National Market. The Company's ADSs will remain listed until the Panel reaches its decision.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto included elsewhere in this Report.

Overview

This report contains forward-looking statements. These statements appear in a number of places in this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, the build-out of our telecommunications network; the development of the Polish telecommunications market; the growth in demand for business Internet services; our plans for the development of our business, our financing plans and our need for substantial capital resources to build our network and fund our operating losses; trends affecting our financial condition or results of operations; the impact of competition on our business; and changes in the regulatory environment affecting our business.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section titled "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (the "2001 Annual Report") for a discussion of some of these factors. We undertake no obligation to publicly update or revise any forward-looking statements.

Netia Holdings S.A. (collectively with its subsidiaries, "Netia", the "Company" or "we"), is the largest – in terms of number of customers serviced and value of revenues generated – alternative fixed-line telecommunications provider in Poland. The Company's subsidiaries obtained licenses from the Ministry of Communications of Poland ("MOC") for the provision of local telephone services in areas including six of Poland's biggest cities – Warsaw, Gdansk, Krakow, Poznan, Katowice and Lublin. One of the Company's subsidiaries, Netia 1, received a license for domestic long distance telephone services. As of January 1, 2001, on the basis of the new Telecommunication Act ("NTA") all telephone licenses were converted by virtue of law into telecommunication permits. On the basis of these permits, the Company currently provides various voice telephone service in areas covering approximately 33% and reaching approximately 40% of the population of Poland, including nine of Poland's ten largest cities (Warsaw, Katowice, Krakow, Gdansk, Lublin, Poznan, Bydgoszcz, Szczecin and Wroclaw). These services include switched, fixed-line voice telephone service, including domestic long distance, Integrated Services Digital Network, voice mail, data services, including dial-up and fixed-access Internet, leased lines and Voice over Internet Protocol services. The Company also offers frame relay services and wholesale services, including termination of international in-bound traffic, ducts and dark fiber leasing, capacity leasing and co-location services. The Company is also engaged in installation and supply of specialized mobile radio services (public trunking) in Poland through its 58.2% owned subsidiary, Uni-Net Sp. z o.o. ("Uni-Net").

In August 2001, after lifting of ownership restrictions by the NTA, we purchased the remaining 51% of the share capital of our joint venture, Netia Network, pursuant to pre-existing contractual arrangements. We are using this wholly owned subsidiary to construct our data transmission network. This event did not impact our results of operations or our financial condition, as we have been consolidating Netia Network on the basis of our full operational control over this entity.

In August 2001, following our execution of an interconnection agreement with TPSA, Poland's incumbent telecommunications provider, we began providing domestic long distance service. Customers, including those of other telecommunications operators, can now access our domestic long distance service by dialling a "1055" prefix after they have executed a subscription agreement with us. We are currently providing these services using our own backbone network and leased lines in areas not yet reached by our backbone. Subject to entering into additional interconnection agreements with TPSA for other numbering zones, we expect to expand the areas in which we provide domestic long distance telephone services.

We are continuing to offer selected wholesale services on a limited scale to other telecommunications carriers operating in Poland. We believe that providing these services will give us a significant opportunity to enhance our operating margins by leveraging our investment in our infrastructure through the greater utilization of our network. We believe that our substantial capacity will give us the flexibility to sell or swap capacity and dark fiber, domestically and internationally.

We are continuing to build our network which, upon its completion, will consist of a national intercity fiber-optic backbone linking intra-city fiber-optic rings in each of Poland's ten largest cities. Our network backbone became operational in 2000 and we expect to complete it by the end of 2002. Once our network backbone is complete, it will allow us to substantially increase capacity if needed. We are also constructing broadband radio access networks in several large cities, including Warsaw, using radio frequency spectrum we acquired in February 2000. We believe these radio access networks will allow us to rapidly connect business customers while our intra-city networks are under construction and will continue to complement our fiber-optic networks when they are completed.

We are undertaking steps aimed at preserving our cash and have adopted a revised business plan in 2001, general guidelines of which have been approved by our supervisory board. This business plan contemplates substantial reductions in capital and operating expenditures in comparison with our prior plans. We may consider taking other steps that may prove necessary to continue our operations. These steps may include a further reduction of both operating and capital expenditures planned for 2002 and other attempts to reduce and/or refinance our long-term debt.

In December 2001, we defaulted on several interest payments on some of our notes. Those defaults triggered cross default provisions in the terms of the rest of our notes, and, as a result, we are now in default on all the notes we have issued that are outstanding. We also defaulted on certain swap payments. In addition, as at March 31, 2002, we had an accumulated deficit of PLN 2.5 billion, a shareholders' deficit of PLN 589 million, and a working capital deficit of PLN 3.7 billion. As a result of these defaults and a shareholders' equity which – as calculated according to Polish Accounting Standards – is at deficit since December 2001, we were required to file for bankruptcy under Polish law. To avoid entering into bankruptcy, we petitioned the Court of Warsaw on February 20, 2002 to open arrangement proceedings. On April 22, 2002, the Court opened arrangement proceedings of Netia Telekom S.A. Both Netia Holdings S.A. and Netia South Sp. z o.o. are currently waiting for the court decision on the opening of the proceedings. We should be able to continue our day-to-day operations for so long as arrangement proceedings remain open. If the court decides not to open the arrangement proceedings, or if a final order to reduce our debt is not granted, we will then have to file for bankruptcy under Polish law.

In addition, on March 5, 2002, we reached an agreement on the restructuring of our debt with several of our creditors, including an Ad Hoc Committee of our noteholders, and shareholders owning together approximately 57.4% of our share capital. The terms of the restructuring include the exchange of our existing notes and swap claims for new notes with an aggregate principal amount of Euro 50 million and ordinary shares, and our existing shareholders would receive warrants to acquire shares representing 15% of our post-restructuring share capital (after the provision of shares representing 5% of our ordinary share capital for a key employee stock option plan). Details of this agreement are described under "— Liquidity and Capital Resources" below.

Services

We provide our customers with a broad range of voice, data telecommunications and wholesale services under the "Netia" brand name. We also provide mobile radio trunking services through our majority owned subsidiary Uni-Net. The services we presently offer include the following:

Switched Telephone Services. We provide basic voice telephone services, which include local, domestic and international long distance calling and voice mail to our basic telephony subscribers. We also provide enhanced voice services, such as call waiting, call forwarding, waking up, hotline service, bill limitation, automatic information on the change of phone number, and service categorized billing as part of a basic monthly service package. For additional charges, we offer other special services such as personalized ("easy-to-remember") phone numbers, conference calling, call divert, itemized billing, call waiting and call barring. As of March 31, 2002, we had 342,288 subscribers to our basic voice telephone services. To date, we have derived substantially all our telecommunications revenues from providing voice telephone services.

Voice mail and fax mail. Our customers can use a virtual mailbox offered by our network. Both voice and fax data can be stored in a mailbox, depending on the customer's choice.

Payphones. As of March 31, 2002, we were operating 1,196 publicly available payphones, most of which can be operated using both paycards and coins.

VoIP. We currently provide VoIP services to our customers and terminate VoIP traffic from other operators in our network. International long distance VoIP services are offered at much lower prices, as compared to fixed line services, although the quality can be lower.

Centrex. Netia Centrex is a virtual switch enabling the client to use the services of a typical office switchboard by using the resources of Netia's network. These services are mainly used by medium sized enterprises having their sites in many locations. Telephone numbers within such virtual switch are assigned abbreviated numbers, for the internal purposes of the client serviced. Netia Centrex enables a client to define a few numbers functioning as the main exchange. All value added services can be used when using Netia Centrex services.

ISDN. All of our switches are ISDN-equipped, and all of our existing or potential customers have access to this service. ISDN is a digital telephone network over which voice, data and video transmission is possible at the same time. An ISDN network provides higher quality of data and much faster transmission than a traditional network. Additional services offered together with ISDN include multiple line numbering, whereby up to seven numbers per line can be assigned to different equipment serviced, telephone number identification, diverted number identification, call waiting, mobile terminal and call diversion. ISDN also enables customers to transfer short text messages among themselves. All our ISDN clients are offered fast Internet access.

Indirect Services. We offer indirect telecommunication services, including Internet dial-up and domestic long distance services, to customers of other operators. All indirect clients of those services are required to sign an agreement with Netia. Domestic long distance services are provided by Netia 1 through our prefix "1055."

Basic Internet Services. We provide basic Internet access to all of our customers on a dial-up basis. In April 2000, we launched our "Internetia" branded Internet access service, through which we are providing Internet-access with the possibility of call-back on both a dial-up and dedicated-line basis. Each internet access subscriber receives a free CD-ROM including a browser and configuration software, three e-mail addresses, 15 megabytes of free e-mail space, five free hours of connection time, discounted off-peak usage and space for a webpage on our server. We are currently awaiting a decision of the President of the ORT, based upon which we would be able to provide our dial-in services to non-Netia customers.

Internet Portal. We operate the "www.internetia.pl" internet portal. Its content is provided by established providers, including the BBC, with whom we have entered into an exclusivity rights agreement. Our portal generates insignificant revenues connected with the sale of advertising space.

Data Services and Leased Lines. We offer our customers leased-line connections having transmission speeds from 64 kilobits per second to two megabits per second. We expect significant growth in our leased-line business as our network expands and we implement additional services. Since September 2001, we also have offered frame relay services. We are planning to develop IPVPN services in the future.

Wholesale services. In order to maximize revenues from our investment in our backbone, since the beginning of 2002 we have offered wholesale services to other telecommunications carriers. These services include two main categories: termination of international in-bound traffic, which we have provided since early 2001, and wholesale services, including duct, dark fiber and capacity leasing and co-location services, which we are planning to begin providing in the course of 2002.

Trunking Services. Through our joint venture, Uni-Net, we offer mobile radio trunking services. These services include individual and group connections, alarm connections, connections to public telephone network and data transmission. Since 1996 Uni-Net has provided radio services to Polish National Refinery and Gas Company, where a system of radio transmission switches has been built and is currently operated.

Other Services. We offer PABX solutions and private corporate networks, as well as web design, and web hosting services on a selective basis to business customers who require these services.

Pricing

Telephone Services. We charge a fixed monthly fee in addition to call charges for our voice telephone services. Our call charges for telephone calls originated over our network depend on a number of factors, including the type of call (local, domestic long distance or international), the duration of the call, the time of day and the day of the week on which the call is placed and the volume of calls typically made by the customer. We bill our customers based on connection time. Our fixed monthly fees vary based on the service package subscribed for by our customers. In addition to fixed monthly fees and call charges, we charge installation fees for installing direct connections to our customers.

Before October 1, 2001, we offered two pricing plans for customers of voice only services and one pricing plan that bundled our voice services with our Internet access service. This pricing allowed our customers to determine whether they would prefer to be charged lower call charges and pay higher fixed monthly fees, be charged higher call charges and lower fixed monthly fees or bundle their voice telephone and Internet access services for a fixed monthly fee in addition to call charges.

On October 1, 2001 we announced new tariff packages for analog and ISDN lines which were effective as of October 1, 2001. Clients using analog lines are now offered three calling plans:

- "Relaxed" with a monthly fee of PLN 19 net of VAT;
- "Practical" with a monthly fee of PLN 30 net of VAT; and
- "Chatty" with a monthly fee of PLN 40 net of VAT.

Clients using ISDN lines may choose between two tariff plans:

- "Versatile" with a fixed monthly fee of PLN 46 net of VAT; or
- "Professional" with a fixed monthly fee of PLN 700 net of VAT.

The various packages primarily differ with respect to the amount of the monthly fees and the charges for local calls. All other charges (domestic long distance, international long distance, fixed-to-mobile, and Internet) are the same in each of the new tariff plans. Moreover, all charges other than local voice and Internet charges are billed on a per-minute basis. Starting from October 1, 2001 existing Netia customers have a choice of either keeping their previously chosen tariff plans or switching to one of the newly offered packages. However, in the future we are planning to move all our existing customers to the new tariff plans.

In July 2001, we announced our domestic long distance services tariffs, which range from PLN 0.21 to PLN 0.35 plus VAT per minute.

Other Services. We charge fixed fees and calling charges for our data services, generally based on the range of services and capacity provided. Customers of our Internet access service can choose to bundle our voice and Internet access services and be charged a fixed fee for 100 hours of Internet access per month or to be charged for Internet connection time based on our voice tariffs. We charge monthly fixed fees for our ISDN services and standard fixed fees for our leased lines and other services.

Revenues

Substantially all of our telecommunications revenues are currently derived from call charges, monthly fixed fees and installation fees associated with providing basic voice telephone services. Telecommunications revenues from other services have not been significant. We expect that as our network and our subscriber base grow, call charges and monthly fees for basic voice services will continue to account for a significant portion of our total revenues but that other services, including Internet and data services, will increase as a percentage of our total revenues. During the last years, installation fees have declined as a percentage of our total revenues due to the increase in other service related charges as our operations mature, and we expect this trend to continue in the future.

Our revenue trends depend in part on the number of new customers we add, the pricing of our services and our mix of business customers to total customers as we realize greater revenue per customer from our business customers. At March 31, 2002, our cumulative business/total customer mix was 29.4%, a 17.6 % increase over our business/total customer mix at March 31, 2001. The following table shows the period incremental business/total customer mix and the cumulative business/total customer mix for each quarter of 1999, 2000, 2001 and the three-month period ended March 31, 2002.

	1999				2000				2001				2002
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1(3)	Q2(3)	Q3(4)	Q4(5)	Q1
Period incremental Business/total customer mix(1)	29.5%	27.0%	30.5%	27.5%	29.0%	44.6%	44.3%	62.9%	13.2%	60.8%	108.0%	2,548.2%	n/a(6)
Cumulative business/total customer mix (2)	16.7%	18.0%	19.3%	20.5%	21.0%	22.1%	23.6%	25.3%	25.0%	26.0%	27.3%	28.5%	29.4%

(1) Period incremental business/total customer mix represents the net change in subscriber business lines during the referenced periods as a percentage of total net change in active subscriber lines during those periods.

(2) Cumulative business/total customer mix represents the number of subscriber business lines as a percentage of total active subscriber lines at the end of the referenced periods.

(3) The number of active subscriber lines reported previously has been corrected as a result of discovering an error in the IT reporting system. This also resulted in a recalculation of reported figures for the average revenue per line, number of business lines and business customers' mix. This adjustment had no impact on our previously reported revenues.

(4) In the third quarter of 2001, the number of ringing lines increased by 5,296. Due to churn, the net change in the number of non-business customers was negative 425. As a result, the business mix for the period reached 108.0%

(5) In the fourth quarter of 2001, the number of ringing lines increased by 168. Due to churn, the number of non-business customers decreased by 4,113. As a result, the business mix for the period reached 2,548.2%

(6) In the first quarter of 2002, due to churn, the net change in the total number of ringing lines decreased by 1,514. The number of business customers lines in the same period increased by 2,569.

Expenses

We divide our costs and expenses into the following categories: interconnection charges, cost of equipment, depreciation and amortization, and other operating expenses.

Netia group companies are currently party to two interconnection regimes, using: (1) a revenue-based formula and (2) a cost-based formula. Netia group companies operating on the basis of a local license granted under the previous telecommunications law, pay interconnection costs based on a certain percentage of revenues collected. Generally, under these interconnection agreements, settlement costs paid to TPSA for outgoing (*i.e.*, those originating from our customers) international calls are up to 72.0% of TPSA's tariffs for these calls and, for outgoing domestic long distance calls, from 22.5% to 40.0% of TPSA's tariffs. Mobile operators are paid between 0.82 PLN to 1.13 PLN per call minute. These settlement costs are independent of the rates we charge our customers for placing these calls, although our basic tariff option is effectively pegged to the rates charged by TPSA for similar calls. We pay to and are paid by mobile operators (but not fixed-line operators) who directly connect to our network for calls originating in and terminating on our network, respectively. We believe we should be able to decrease the percentage of interconnection charges in our total costs by future development of our backbone network. Netia 1, which provides domestic long distance services, is charged by local loop operators on the basis of the number of switches required to connect a telephone call, as provided in EU guidelines. Those rates, which were substantially reduced at the end of 2001, are currently PLN 0.05 for single transit and PLN 0.068 for double transit.

Cost of equipment is related exclusively to our other businesses.

Depreciation and amortization expenses consist of the depreciation of property, plant and equipment, primarily related to our network, and amortization of intangible assets, principally our licenses. We commence amortization of licenses for a territory when we commence operations in that territory. We expect depreciation and amortization expenses to continue to increase in the future as we expand our network and amortize our licenses.

Our other operating expenses primarily include maintenance and related expenses necessary to service, maintain and operate our network; selling, general and administrative expenses; and customer service expenses. We expect that our operating expenses will continue to increase in connection with the expansion of the geographic scope of our network, the expansion of our operations and the expansion of our product and service offerings. Our operating expenses likely would increase if we were to acquire a permit to provide international telecommunications services or permits for additional territories.

Taxes

The Polish tax system generally does not provide for the grouping of tax losses for multiple legal entities under common control, such as us and our subsidiaries. The only statutory exception to this rule would require us to reorganize our structure in a manner that would prove ineffective and cumbersome from a business perspective. Therefore, each of our companies may only be able to utilize its own tax losses to offset its taxable income in subsequent years. Until 1999, utilization of tax losses was limited to one-third of the tax loss in each of the three subsequent years, and unused losses could not be carried forward to subsequent years. Tax losses incurred in 1999 and subsequent years are permitted to be utilized over five years with a 50% utilization restriction per annum. Losses are not indexed to inflation. We have fully provided for deferred tax assets related to these losses.

Although we believe we have structured our intercompany funding arrangements to accommodate the rules that are presently in effect, we cannot be certain that the tax authorities will concur with our position, or that we will be able to structure our future funding arrangements to accommodate the rules. Additionally, we are planning to construct the realization of our restructuring agreement in a tax efficient manner but we cannot assure that we would be able to avoid taxation in all the jurisdictions concerned. As a result, we may be required either to pay increased amounts of Polish or Dutch corporate taxes and/or transfer tax or to restructure our intercompany funding arrangements in a manner that could be less tax-efficient than our present arrangements.

Minority Interests

Minority interests represent that share of the net results of operations of subsidiaries that are not attributable to our ownership interest. Minority interests are adjusted out of the net loss of the group in accordance with IAS and U.S. GAAP. Accordingly, the portion of the losses assigned to the minority interest shareholders is not recognized by us. Negative minority interest resulting from negative net assets of subsidiaries is not recognized unless there is a contractual commitment.

Segment Reporting

We report our operating results in two segments: the telecommunications business and other businesses. Our other businesses consist of the provision of specialized trunking services, the sale of related equipment and the development of residential real estate. We conduct our specialized mobile radio business through Uni-Net Sp. z o.o., a 58%-owned subsidiary of Netia Holdings S.A.

The following table shows certain financial data related to our telecommunications businesses and other business:

	Revenues				Operating Profit/(Loss)				EBITDA			
	Year				Year				Year			
	1999	2000	2001	1Q 02	1999	2000	2001	1Q 02	1999	2000	2001	1Q 02
	(PLN in millions)											
Telecommunications businesses	217.7	395.2	512.2	140.8	(138.9)	(160.7)	(530.5)	(37.3)	(21.7)	16.8	57.3	29.4
Other businesses	31.4	47.5	26.7	5.8	4.4	4.2	1.6	0.3	6.3	6.4	3.9	0.7
	249.1	442.7	538.9	146.6	(134.5)	(156.5)	(528.9)	(37.0)	(15.4)	23.2	61.2	30.1

EBITDA

We define EBITDA as net income/(loss) as measured by IAS or U.S. GAAP, adjusted for depreciation and amortization, impairment of goodwill, provisions for fixed assets, net financial expense, effects of default on long-term debt and cancellation of swap transactions, income taxes, minority interest, share of losses of equity investments and other losses and gains on dilution. We believe EBITDA and related measures of cash flow from operating activities serve as useful supplementary financial indicators in measuring the operating performance of telecommunication companies. EBITDA is not an IAS or U.S. GAAP measure and should not be considered as an alternative to IAS or U.S. GAAP measures of net income/(loss) or as an indicator of operating performance or as a measure of cash flows from operations under IAS or U.S. GAAP or as an indicator of liquidity. You should note that EBITDA is not a uniform or standardized measure and the calculation of EBITDA, accordingly, may vary significantly from company to company, and by itself provides no grounds for comparison with other companies.

Results of Operations

Certain important differences between IAS and U.S. GAAP are explained in note 11 to the unaudited condensed consolidated financial statements for the three-month period ended March 31, 2002.

Three-month period ended March 31, 2002 compared to the three-month period ended March 31, 2001

Telecommunications Business

Revenues. Telecommunication revenues increased by 22.1% to 140.8 PLN million during the three-month period ended March 31, 2002 from PLN 115.3 million during the three-month period ended March 31, 2001. The increase was primarily attributable to an increase in the number of business customers – who generally generate higher revenue per line than residential customers – from 82,145 at March 31, 2001 (25% of all subscribers) to 100,563 at March 31, 2002 (29% of all subscribers) and a resulting increase in overall average revenue per line to 130 PLN for the three-month period ended March 31, 2002 from PLN 120 for the three-month period ended March 31, 2001. This effect was partially offset by a decrease in average monthly revenue per line for business customers to 251 PLN for the three-month period ended March 31, 2002 from PLN 254 for the three-month period ended March 31, 2001. The total number of subscribers increased from 328,728 at March 31, 2001 to 342,288 at March 31, 2002.

Costs and expenses. Total costs and expenses increased to 178.1 PLN million during the three-month period ended March 31, 2002 from PLN 154.4 million during the three-month period ended March 31, 2001, or 15.3 %. This increase was attributable to an increase in our business activity, which resulted in a higher level of interconnection charges and other operating expenses. The level of salaries and benefits increased in comparison to the first quarter of 2001 mainly as result of severance payments of PLN 936 thousand and PLN 2.5 million bonus provisions created in accordance with the Key Employee Retention Plan bonus scheme based on the restructuring agreement and agreed upon by the Supervisory Board and the ad hoc committee of the Noteholders. Depreciation of fixed assets also increased due to the continuing expansion of our network. Amortization of other intangible assets increased due to the amortization charges on our Warsaw license which was not amortized in the first quarter of 2001 and due to the increased level of computer software associated with the Company's information technology systems.

Financial expenses, net. Financial expenses increased to PLN 207.8 million during the three-month period ended March 31, 2002 from PLN 20.5 million during the three-month period ended March 31, 2001. The increase in financial expenses was primarily attributable to increased net foreign exchange losses resulting from the a depreciation of the Polish Zloty against the USD and Euro during the three-month period ended March 31, 2002 compared to an appreciation during the three-month period ended March 31, 2001. These increased foreign exchange losses were accompanied by increased interest expense associated with the recognition of interest cost on face value of the Company's notes according to IAS 39 in comparison with the first quarter 2001, when the notes – according to IAS 39 – were recorded at amortized cost and the resulting interest expense was lower.

Taxes. Tax charge of 0.6 PLN million was recorded during the three-month period ended March 31, 2002 as compared to no tax charge during the three-month period ended March 31, 2001, which primarily resulted from tax payable in certain of our subsidiaries.

Net losses. As a result of the factors discussed above, we incurred net losses of PLN 245.7 million during three-month period ended March 31, 2002 as compared to net losses of PLN 57.0 million during three-month period ended March 31, 2001.

Other Businesses

Revenues from other businesses decreased to PLN 5.8 million during the three-month period ended March 31, 2002 from PLN 7.6 million during the three-month period ended March 31, 2001, due to substitution of radio trunking services by mobile telephony services. Operating profit decreased slightly to PLN 0.3 million during the three-month period ended March 31, 2002 from PLN 0.4 million during the three-month period ended March 31, 2001. This decrease was primarily attributable to decreasing revenues. The net profit for the three-month period ended March 31, 2002 amounted to PLN 0.3 million and remained at the same level as in the three-month period ended March 31, 2001.

EBITDA

The total EBITDA for telecommunications and other business was PLN 30.1 million for the three-month period ended March 31, 2002, as compared to PLN 15.2 million in the three-month period ended March 31, 2001, which was due to multiple factors discussed above under "Telecommunications Business" and "Other Businesses."

Liquidity and Capital Resources

As at March 31, 2002, we had an accumulated deficit of PLN 2.5 billion, shareholders' deficit of PLN 589 million and a working capital deficit of PLN 3.7 billion. Additionally, on December 15, 2001, Netia Holdings II B.V., a wholly owned subsidiary of Netia Holdings S.A., failed to make USD 6.6 million and Euro 6.8 million interest payments on its 1999 Dollar Notes and its 1999 Euro Notes, respectively. Under the terms of the indentures governing those notes, the failure to make those payments became events of default on January 14, 2002. In addition, those events of default triggered events of default under the cross-default provisions of the 1997 Dollar Notes, 1997 Dollar Discount Notes, 1997 DM Discount Notes and 2000 Euro Notes. Under the terms of the indentures governing each series of notes, the trustee or the holders of 25% or more in aggregate principal amount of each class of notes may declare the principal, or premium, if any, and accrued interest on such notes immediately due and payable, so long as the events of default are continuing. As of the date of this report, we were not aware that any written notification of acceleration had been issued.

Applicable Polish law requires a company to file for bankruptcy within 14 days from the time it ceases to pay its liabilities or its liabilities exceeded its assets, unless it petitions for arrangement proceedings. To avoid bankruptcy, on February 20, 2002, Netia Holdings S.A. and its wholly owned subsidiaries, Netia South Sp. z o.o. and Netia Telekom S.A., petitioned the Court of Warsaw to open arrangement proceedings. The Court of Warsaw opened the arrangement proceedings for Netia Telekom S.A. on April 22, 2002 and is currently considering the remaining petitions. If the Court of Warsaw opens arrangement proceedings, we should be able to continue our day-to-day operations for as long as the arrangements proceedings remain open. If the Court of Warsaw decides not to open the proceedings, or if a final order to reduce our debt is not granted in the proceedings, we will then have to file for bankruptcy.

The arrangement proceedings will not lead to the elimination of all of our outstanding debt. Even in the event that the arrangement proceedings are successful, we will have to repay the liabilities that would remain outstanding, including liabilities in respect of creditors that will not obtain any consideration in the form of our ordinary shares or new notes in our restructuring transactions.

Petitioning for, or opening arrangement proceedings, may constitute an additional event of default under the indentures governing the notes, as the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the issuer, parent or any significant subsidiary. Unlike the events of default for non-payment and cross-default discussed above, which require notice prior to acceleration, such an event of default does not require prior notice for the principal, premium, if any, and accrued interest owed to be immediately due and payable. However, a majority of our noteholders have agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

The conclusion of arrangements with our creditors in Poland and the Netherlands, as well as approval of those arrangements in the proceedings commenced under section 304 of the United States Bankruptcy Code pending in the U.S. Bankruptcy Court for the Southern District of New York, will allow us to regain solvency by abolishing our status of legal insolvency. If we fail to reach an arrangement with our creditors, and reorganization proceedings pending before courts in Poland, the Netherlands, and the United States do not yield the expected results, we may have to go into bankruptcy proceedings in any or all of these jurisdictions. Bankruptcy of any of Netia Holdings S.A., Netia Telekom S.A. or Netia South Sp. z o.o. would make it difficult for our other companies to raise financing they would need to continue operating, and they too may be forced to declare bankruptcy.

On March 5, 2002, we reached an agreement on the restructuring of our debt with an ad hoc committee of our noteholders, certain financial creditors, Telia AB and certain companies controlled by Warburg, Pincus & Co., a New York general partnership, owning together approximately 57.4% of our share capital, each acting separately as Netia Holdings S.A.'s largest shareholders. Under this Restructuring Agreement, the parties agreed to implement a restructuring plan designed to strengthen our balance sheet. Our share capital currently consists of 31,419,172 ordinary shares. In the proposed restructuring, which required the consent of 95% of holders of our existing notes, the parties to it agreed that we would issue new notes with an aggregate principal amount of Euro 50 million and 317,682,740 ordinary shares to holders of our existing notes and certain swap counterparties in exchange for relinquishing their claims in respect of our existing notes and swap payments, and our existing shareholders will receive transferable warrants to acquire an aggregate of 64,848,652 ordinary shares representing 15% of our post-restructuring share capital (after the provision of 18,373,785 ordinary shares representing 5% of the issued ordinary share capital in respect of a key employee stock option plan as described below). In April 2002, we and the ad hoc committee of the noteholders mutually agreed to lower the percentage of noteholders required to consent to the restructuring from 95% of the total value of all claims of the holders of the notes, as required in the restructuring agreement, to 90% of the total value of all claims of the holders of the notes. As of March 31, 2002, the ad hoc committee had received consents from holders of over 90% of the notes, approximately 7% of which had been executed on a conditional basis. The restructuring agreement requires us to apply to list the new ordinary shares and the warrants on the Warsaw Stock Exchange and the new notes on the Luxembourg Stock Exchange. The strike price applicable to warrants in each tranche shall correspond to the volume weighted average share price for the 30 trading days beginning 31 days following the successful closing of the restructuring. Netia will seek to pay its trade creditors in full as their claims become due and payable. We also plan to issue up to 5% of the post-restructuring share capital, excluding the warrants to be issued to our existing shareholders under a key employee stock option plan. We currently plan for the restructuring to be effected by means of an exchange offer in conjunction with the court-based plans of arrangement in both the Netherlands and Poland. The implementation of the Restructuring Transactions, which involves complex legal issues, will likely require decisions to be issued by various administrative bodies and courts and it is possible that we may not be able to obtain all such decisions in a timely manner, if at all, and the Restructuring Agreement may be terminated prior to the consummation of the restructuring. We may also revise the manner of implementation of the restructuring depending on the level of acceptance by our creditors. Although the restructuring does not provide any additional funding to us, we believe that there will be potential sources of such financing if needed after the completion of the restructuring.

We are undertaking steps aimed at preserving our cash and have adopted a revised business plan in 2001, the general guidelines of which have been approved by our supervisory board. This business plan contemplates substantial reductions in capital and operating expenditures as compared to our prior plans. We have submitted claims to the Polish regulatory authorities seeking to confirm expiry, cancellation or deferral of our remaining license fee obligations in an aggregate nominal amount of Euro 95.4 million (PLN 343.8 million at the exchange rate in effect on March 31, 2002). We have received a deferral of nominal license payments of Euro 32.9 million (PLN 118.6 million at the exchange rate in effect on March 31, 2002) until June 30, 2002, subject to a PLN 9.3 million deferral fee. Furthermore, we have not made the payment of Euro 1 million (PLN 3.6 million at the exchange rate in effect on March 31, 2002) for our long distance license fee obligation due on January 31, 2002. As at March 31, 2002, we had cash and cash equivalents of PLN 389,199 thousand. We may consider taking other steps that may prove necessary to continue our operations. These steps may include a further reduction of both operating and capital expenditures planned for 2002 and other attempts to reduce and/or refinance our long-term debt. The material uncertainties related to the factors described above cast significant doubt about our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. However, we believe that we will be able to continue our business activities and, therefore, we have prepared our unaudited condensed consolidated financial statements for the three-month period ended March 31, 2002 on a going-concern basis.

We did not make the coupon payments due on May 1, 2002 on our 1997 Senior Dollar Notes, 1997 Senior Dollar Discount Notes and 1997 Senior DM Discount Notes.

Net cash provided by operating activities was PLN 9.5 million during the three-month period ended March 31, 2002 and PLN 40.8 million during the three-month period ended March 31, 2001. This decrease was caused by the settlement of our liabilities in connection with our arrangement proceedings. Our telecommunication revenues were greater than our cash operating expenditures during both these periods, which contributed to positive operating cash flow.

Net cash used in investing activities was PLN 92.1 million during the three-month period ended March 31, 2002 compared to PLN 294.1 million during the three-month period ended March 31, 2001. This decrease in cash used in investing activities was due to a decrease in the amount of fixed assets purchased, such as switches and fiber-optic cable. Cash used in investing activities for the purchase of fixed assets was PLN 92.1 million during the three-month period ended March 31, 2002 and PLN 239.4 million during the three-month period ended March 31, 2001. The decrease in outflows from investing activities is in line with our revised business plan, which contemplates a significant reduction in such expenditures as compared to our previous plans. Payment of an instalment for the domestic long distance license in the amount of PLN 4.0 million was included in the net cash used in investing activities during the three-month period ended March 31, 2001, whereas there was no payment for licenses in the three-month period ended March 31, 2002.

There were no financing activities during the three-month periods ended March 31, 2001 and 2002, apart from the payment to Merrill Lynch Capital Services, Inc. made in January 2002, relating to the cancellation of our swap transactions in the amount of PLN 29.3 million.

Cash and cash equivalents are held in Polish Zlotys, Euro and USD in Poland.

New Accounting pronouncements

On January 1, 2002, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets". Based upon Management's evaluation of the Company's financial position at that date, including its negative equity and the value of the Company's quoted stock market price, the Company has written-off goodwill with a net book value of PLN 213,443 for US GAAP purposes.

In June 2001, FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"). The objectives of SFAS 143 are to establish accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The provisions of SFAS 143 are required to be applied starting with fiscal years beginning after June 15, 2002. The Company is currently evaluating the impact that the adoption of SFAS 143 will have on its consolidated financial statements.

On January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which superseded APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occuring Events and Transactions", and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS 144 removes goodwill from its scope and, therefore, eliminates the requirements of SFAS 121 to allocate goodwill to long-lived assets to be tested for impairment. SFAS 144 also establishes a "primary assets" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for long-lived assets to be held and used. The adoption of SFAS 144 did not have an impact on the Company's results of operations or financial position.

Critical Accounting Policies

Below we present our critical accounting policies. It should be noted that we prepare our interim condensed consolidated financial statements in accordance with IAS. IAS differ in certain important respects from U.S. GAAP. You should read Note 11 to Item 1. "Unaudited Condensed Consolidated Financial Statements" for a discussion of these differences as they relate to us.

Estimating the Impairment of Assets

We are required to estimate the recoverable amount of an asset whenever there is an indication that the asset may be impaired. We are also required to recognize an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. Recoverable amount of an asset is to be measured as the higher of net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's-length transaction between knowledgeable, willing parties, after deducting any direct incremental disposal costs; while the value in use is the present value of estimated future cash flows expected to arise from continuing use of an asset and from its disposal at the end of its useful life. In determining an asset's value in use, we are required to estimate the future cash inflows and outflows to be derived from continuing use of the asset and from its ultimate disposal; and applying the appropriate discount rate to these future cash flows.

For the purposes of reconciliation of our results to U.S. GAAP we measure recoverability of assets to be used by a comparison of the carrying value of an asset to projected undiscounted future net cash flows to be generated by the asset.

Revenue Recognition

We measure our telecommunications and other revenue net of discounts and value added tax. Our telecommunications revenue includes mainly installation fees, monthly charges and calling charges. We record revenue from installation fees, which are not in excess of selling costs, when the customer is connected to the network. Our other telecommunication revenue comprises the provision of internet and ISDN services as well as the sale of telecommunications accessories; and we recognize revenues for these transactions when the service is provided or when the goods are sold.

Our other revenue includes revenue from specialized mobile radio service (public trunking), through our subsidiary Uni-Net. We record service revenues when the service is provided. Revenue from the sale of equipment is recorded when the customer takes delivery.

For the purposes of reconciliation of our results to U.S. GAAP we comply with requirements of the Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements", or SAB 101. In certain cases, SAB 101 requires upfront fees to be deferred and recognized over the expected period of customer relationship. We have applied SAB 101 and deferred the revenue from installation fees over the expected period of the customer relationship. The expected period of the customer relationship was seven years for the year ended December 31, 2000, and revised to five years for the year ended December 31, 2001 and the three-month period ended March 31, 2002. The effect of this change in the expected period of the customer relationship is not material for the current period.

Deferred Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate tax incomes and losses of our subsidiaries. To do this, we estimate our actual current tax liabilities, while deferred income tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. We use currently enacted tax rates to determine deferred income tax. The principal temporary differences arise from interest and foreign exchange differences and tax losses carried forward. We record valuation allowances for deferred tax assets when it is likely that tax benefits will not be realized. To the extent we establish a valuation allowance or increase this allowance in the period, we must include an expense within the tax provision in the statement of operations.

Inflation

In connection with its transition from a state-controlled to a free-market economy, Poland experienced high levels of inflation and significant fluctuations in the exchange rate for the Polish Zloty.

The Polish government adopted policies that slowed the annual rate of consumer price inflation from an average of 250.0% in 1990 to approximately 13.2% in 1997, 8.6% in 1998, 9.8% in 1999, 8.5% in 2000 and 3.6% in 2001. Inflation in the twelve month period ended March 31, 2002 amounted to approximately 3.3%. Substantial portions of our operating expenses are, and are expected to continue to be, denominated in Polish Zloty and tend to increase with inflation. Inflation has had and, may continue to have, a material adverse effect on our financial condition and results of operations. We may increase our tariffs to account for Polish price inflation. The New Telecommunications Act, however, grants the ORT the authority to review and, in certain situations, effectively overrule the prices we and other telecommunications service providers propose to charge for our services.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Interest Rates

We do not have any floating rate debt. Our fixed-rate borrowings in USD and Euro are under default. If interest rates fall in those currencies, we would not benefit from any opportunity to borrow at lower rates after an interest rate decrease.

Foreign Exchange Risk

We face foreign exchange risk because our revenues are denominated in Polish Zloty, and a significant portion of our capital expenditures and most of our debt service and license fee obligations are denominated in currencies other than Polish Zloty. These include our liabilities to the suppliers of switching and transmission equipment and a portion of our construction costs, which are generally denominated in USD.

Our liabilities under the 1997 Notes, the 1999 Notes and the 2000 Notes are denominated in USD or Euro, and our license fee obligations are denominated in Euro. Any devaluation of the Polish Zloty against those currencies that we are unable to offset through price adjustments will require us to use a larger portion of our revenues to service our non-zloty-denominated debt. To hedge the risk of exchange rate fluctuations, we have entered into currency swap agreements with respect to a portion of the 1997 Notes and the 1999 Notes, as discussed below. However, shifts in currency exchange rates had an adverse effect on our ability to service our non-zloty-denominated obligations and, therefore, on our financial condition and results of operations.

On July 31, 2000, Netia Telekom S.A. and Netia South Sp. z o.o., two wholly owned subsidiaries of Netia Holdings S.A., entered into a cross-currency swap transaction with JPMorgan Chase Bank. Under the terms of the transaction, the two subsidiaries were to swap interest payments on USD 200.0 million aggregate amount of 10.25% 1997 Dollar Notes for interest payments on PLN 430.0 million aggregate principal amount of 12.74% notes and PLN 430.9 million aggregate principal amount of 12.775% notes. The interest payments were to be swapped during the period commencing on May 1, 2001 and terminating on November 1, 2005.

On August 14, 2001, Netia Telekom S.A., Netia South Sp. z o.o. and Netia Holdings III B.V., a wholly owned subsidiary of Netia Holdings S.A., entered into a swap novation agreement with JPMorgan Chase Bank. On the basis of this agreement, Netia Holdings III B.V. became a party to the transaction described above, replacing Netia Telekom S.A. and Netia South Sp. z o.o. Netia Holdings III B.V. subsequently entered into a back-to-back swap transaction with Netia Telekom S.A. and Netia South Sp. z o.o. on terms equal to the transaction described above.

On January 18, 2001, Netia Holdings III B.V. entered into a cross-currency swap transaction with JPMorgan Chase Bank. Under the terms of the transaction, Netia Holdings III B.V. swapped the fixed rate interest payments on USD 100.0 million aggregate amount of its 1999 Senior Dollar Notes, for fixed rate interest payments on PLN 413.5 million aggregate principal amount of 16.76% notes, and swapped the fixed rate interest payments on Euro 100.0 million aggregate amount of its 1999 Senior Euro Notes, for fixed rate interest payments on PLN 389.5 million aggregate principal amount of 17.50% notes. The interest payments were to be swapped during the period commencing December 15, 2001 and terminating June 15, 2007.

On March 30, 2001, Netia Telekom S.A. entered into a cross-currency swap transaction with Merrill Lynch Capital Services, Inc. Under the terms of the transaction, Netia Telekom S.A. swapped the fixed rate interest payments on USD 193.6 million aggregate amount of its 1997 Senior Discount Notes for fixed rate interest payments on PLN 796.0 million aggregate principal amount of 13.81% notes, and swapped the fixed rate interest payments on DM 207.1 million aggregate amount of its 1997 Senior DM Discount Notes for fixed rate interest payments on PLN 389.1 million aggregate principal amount of 13.81% notes. The interest payments were to be swapped during the period commencing May 1, 2002 and terminating November 1, 2005. Netia Holdings S.A. is the guarantor of the payment obligations of Netia Telekom S.A. in connection with these swap transactions.

On December 14, 2001, Netia Telekom S.A. cancelled the swap transactions entered into with Merrill Lynch Capital Services, Inc. Conditions of the cancellation included the forfeiture of the deposit account of USD 2.6 million (PLN 10.5 million at the exchange rate in effect on December 17, 2001) to Merrill Lynch Capital Services, Inc. and a payment of USD 3.0 million (PLN 12.0 million at the exchange rate in effect on December 17, 2001) on the day of cancellation plus 12 installments of USD 0.7 million (PLN 2.9 million at the exchange rate in effect on March 31, 2002) payable in arrears starting from either July 1, 2002 or the date on which we obtain new financing.

Since we did not make certain interest payments on our notes due on December 15, 2001, we also did not make a related payment of PLN 70.6 million due on December 17, 2001 pursuant to the cross-currency swap agreement between Netia Holdings III B.V. and JPMorgan Chase Bank. These payment defaults became an event of default under that agreement on December 21, 2001.

On January 11, 2002, Netia Holdings III B.V. cancelled all swap transactions entered into with JPMorgan Chase Bank. Conditions of cancelling included a payment of USD 7.2 million (PLN 29.3 million at the exchange rate in effect on January 11, 2002 or PLN 29.8 million at the exchange rate in effect on March 31, 2002) representing 15% of the mark-to-market value of the swap on that day. JPMorgan is a party to our Restructuring Agreement, under which it will be issued some of the new notes and ordinary shares in the proposed restructuring in exchange for the remaining portion of our liabilities under the swap transactions (USD 40.7 million). Back-to-back swaps among Netia Holdings III B.V., Netia Telekom S.A. and Netia South Sp. z o.o. were cancelled on terms equal to terms of cancellation agreed with JPMorgan Chase Bank. The effects of the cancellation were fully recognized in the statement of operations for the year ended December 31, 2001.

The table below provides information about our financial instruments that are sensitive to changes in interest rates and foreign exchange rates as of December 31, 2001. The table presents the maturities of debt and the related weighted average interest rates by expected maturity date. The information is presented in Polish Zloty, which is our reporting currency.

Interest Rate and Foreign Exchange Risk Management Principal (Notional) Amount by Expected Maturity

							December 31, 2001		December 31, 2000	
	2002	2003	2004	2005	2006	Thereafter	Total	Fair value	Total	Fair Value
Debt, including current portion:										
Fixed rate (USD)	1,967,439	-	-	-	-	-	1,967,439	339,384	1,978,924	1,455,870
Interest rate (fixed)....	11.22%						11.22%		11.22%	
Fixed rate (DM)	372,860	-	-	-	-	-	372,860	64,318	374,381	264,265
Interest rate (fixed)....	11.00%						11.00%		11.00%	
Fixed rate (Euro)	1,056,570	-	-	-	-	-	1,056,570	182,258	1,156,320	999,253
Interest rate (fixed)....	13.67%						13.67%		13.67%	
							3,396,869	585,960	3,509,625	2,719,388

In addition to our debt included above, as of March 31, 2002, we have obligations connected with the payments for licenses of PLN 348.7 million (USD 84.4 million at the exchange rate of PLN 4.1321 = USD 1.00 prevailing at March 31, 2002) (recorded at present values in our financial statements as PLN 269.4 million (USD 65.2 million at the exchange rate prevailing at March 31, 2002)) in accordance with the requirements of IAS 38, "Intangible Assets."

OTHER INFORMATION

Item 1. Legal Proceedings

Arrangement Proceedings

As at March 31, 2002, we had an accumulated deficit of PLN 2.5 billion, shareholders' deficit of PLN 589 million and a working capital deficit of PLN 3.7 billion. Additionally, on December 15, 2001, Netia Holdings II B.V., a wholly owned subsidiary of Netia Holdings S.A. failed to make USD 6.6 million and Euro 6.8 million interest payments on its 1999 Dollar Notes and its 1999 Euro Notes, respectively. Under the terms of the indentures governing those notes, the failure to make those payments became events of default on January 14, 2002. In addition, those events of default triggered events of default under the cross-default provisions of the 1997 Dollar Notes, 1997 Dollar Discount Notes, 1997 DM Discount Notes, and 2000 Euro Notes. Under the terms of the indentures governing each class of notes, the trustee or the holders of 25% or more in aggregate principal amount of each class of notes may declare the principal, or premium, if any, and accrued interest on such notes immediately due and payable, so long as the events of default are continuing. As of the date of this report, we were not aware that any written notification of acceleration had been issued.

Applicable Polish law requires a company to file for bankruptcy within 14 days from the time it ceases to pay its liabilities or its liabilities exceeded its assets, unless it petitions for arrangement proceedings. To avoid bankruptcy, on February 20, 2002, Netia Holdings S.A. and its wholly owned subsidiaries, Netia South Sp. z o.o. and Netia Telekom S.A., petitioned the Court of Warsaw to open arrangement proceedings. The Court of Warsaw opened the arrangement proceedings for Netia Telekom S.A. on April 22, 2002 and is currently considering the remaining petitions. If the Court of Warsaw opens arrangement proceedings, we should be able to continue our day-to-day operations for as long as the arrangements proceedings remain open. If the Court of Warsaw decides not to open the proceedings, or if a final order to reduce our debt is not granted in the proceedings, we will then have to file for bankruptcy under Polish law.

The arrangement proceedings will not lead to the elimination of all of our outstanding debt. Even in the event that the arrangement proceedings are successful, we will have to repay the liabilities that would remain outstanding, including liabilities in respect of creditors that will not obtain any consideration in the form of our ordinary shares or new notes in our Restructuring Transactions.

Petitioning for, or opening arrangement proceedings, may constitute an additional event of default under the indentures governing the notes, as the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the issuer, parent or any significant subsidiary. Unlike the events of default for non-payment and cross-default discussed above, which require notice prior to acceleration, such an event of default does not require prior notice for the principal, premium, if any, and accrued interest owed to be immediately due and payable. However, a majority of our noteholders have agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

The conclusion of arrangements with our creditors in Poland and the Netherlands, as well as approval of those arrangements in the proceedings commenced under section 304 of the United States Bankruptcy Code pending in the U.S. Bankruptcy Court for the Southern District of New York, will allow us to regain solvency by abolishing our status of legal insolvency. If we fail to reach an arrangement with our creditors, and reorganization proceedings pending before courts in Poland, the Netherlands, and the United States do not yield the expected results, we may have to go into bankruptcy proceedings in any or all of these jurisdictions. Bankruptcy of any of Netia Holdings S.A., Netia Telekom S.A. or Netia South Sp. z o.o. would make it difficult for our other companies to raise financing they would need to continue operating, and they too may be forced to declare bankruptcy.

Millennium

In August and September 2000, we entered into several agreements to acquire all of the outstanding equity of Millennium Communications S.A., a provider of telecommunications services to multi-tenant buildings in Warsaw, for a total consideration of between USD 10.8 million and USD 20.2 million based on Millennium's financial performance through the end of 2001. Following the execution of the agreements, we advanced them a total of PLN 8.5 million and Euro 2.9 million (PLN 10.5 million at the March 31, 2002 exchange rate), of which PLN 8.5 million was subsequently repaid by Millennium in January 2001. In December 2000, we initiated court and arbitration proceedings, and amended them in October 2001 in response to the failure by Millennium to perform the agreement. We are claiming the repayment of the remaining part of the funds we advanced to them in the order of PLN 11.5 million, plus damages of PLN 8.5 million.

On February 28, 2001, Millennium filed a motion against us for certain acts of unfair competition. They requested the court to order us to pay Millennium damages of PLN 50 million. We believe that the Millennium suit was filed as a litigation tactic in connection with our lawsuit against Millennium and Millennium's unfair competition claim does not have any underlying merit. We do not believe that the settlement of this matter will have a material adverse effect on our financial condition.

Sofitec

In January 1998, Sofitec International, a company incorporated in France, commenced proceedings in the Commercial Court of Paris against us and two of our officers claiming payment of approximately USD 4.1 million together with damages of USD 0.4 million. Sofitec's claim relates to work and services allegedly performed under an agreement that was entered into in January 1992 under which we agreed to pay Sofitec a fee in the event that we obtained financing or other benefits from an entity or entities to whom we had been introduced by Sofitec acting according to the Sofitec agreement.

In the proceedings, Sofitec alleges that, as a result of the work and services performed by it under the Sofitec agreement, we obtained financing from the European Bank for Reconstruction and Development, or the EBRD, in 1996. We presented our defense motion in which we denied that Sofitec or any of its agents or employees performed any work or services under the Sofitec agreement which would entitle it to payment of a fee. Specifically we denied that Sofitec either introduced us to the EBRD or that Sofitec performed any work or services in connection with the financing that we obtained from the EBRD in 1996 which would entitle it to payment of any fee under the Sofitec agreement.

The first hearing in the proceedings took place in March 1998. At that hearing Sofitec was ordered to produce the documents and evidence in support of its claim by April 1998, at which time a second hearing took place. We presented our defense motion at a hearing held in September 1998. The proceedings are still pending.

Kevin Daroch

We received a letter, dated January 8, 1999, with a claim for USD 10 million in connection with consulting services provided to us by an outside consultant. We are of the opinion, having obtained legal advice, that this claim is at too early a stage to determine whether any liability with respect to this matter is likely to arise or to estimate the amount of this liability if it, in fact, were to arise.

Miscellaneous

From time to time, we are involved in various other legal proceedings arising in the ordinary course of business. We are not currently a party to any other litigation or regulatory proceeding that we believe could have a material adverse effect on our business, financial condition or operating results.

Item 2. Changes in Securities and Use of Proceeds

(a) Not applicable

(b) Not applicable

(c) Not applicable

(d) Not applicable

Item 3. Defaults Upon Senior Securities

(a) Default on Our Notes

On December 15, 2001, Netia Holdings II B.V., a wholly owned subsidiary of Netia Holdings S.A., failed to make US$6.6 million and EUR 6.8 million interest payments on its 1999 Dollar Notes and its 1999 Euro Notes, respectively. Under the terms of the indentures governing those notes, the failure to make those payments became events of default on January 14, 2002. In addition, those events of default triggered events of defaults under the cross-default provisions of the 1997 Dollar Notes, 1997 Dollar Discount Notes, 1997 DM Discount Notes and 2000 Euro Notes. Under the terms of the indentures governing each class of notes, the trustee or the holders of 25% or more in aggregate principal amount of each class of notes may declare the principal, or premium, if any, and accrued interest on those notes immediately due and payable, as long as the events of default are continuing. As of the date of this report, we were not aware of the issuance of any written notification of acceleration.

Netia Holdings B.V., a wholly owned subsidiary of Netia Holdings S.A., did not make interest payments of US$10,250,000 on the 10¼% Dollar Notes due 2007, US$10,887,000 on 11¼% Discount Dollar Notes due 2007 or the interest payment of approximately EUR 5,823,000 on the 11% Discount DM Notes due 2007, all of which were due on May 1, 2002.

Applicable Polish law requires a company to file for bankruptcy within 14 days from the time it ceases to pay its liabilities or its liabilities exceed its assets, unless it petitions for arrangement proceedings. To avoid bankruptcy, on February 20, 2002, Netia Holdings S.A. and its wholly owned subsidiaries, Netia South Sp. z o.o. and Netia Telekom S.A., petitioned the Court of Warsaw to open arrangement proceedings. On April 22, 2002 arrangement proceedings for Netia Telekom S.A. were opened. Both Netia Holdings S.A. and Netia South Sp. z o.o. are currently waiting for the court decision on the opening of the proceedings. Petitioning for or opening arrangement proceedings may constitute an additional event of default under the indentures governing our notes, such as the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the issuer, parent or any significant subsidiary. Unlike the events of default for non-payment and cross-default discussed above, which require notice before acceleration, such an event of default does not require prior notice for payment of principal, or premium, if any, and accrued interest to be immediately due and payable. However, a majority of our noteholders have agreed to waive several events of default in the restructuring, including the commencement of proceedings in Poland, the Netherlands and the United States.

Default on Our Cross-Currency Swaps

Since we did not make certain interest payments on our notes due on December 15, 2001, we also did not make a related payment of PLN 70.6 million due on December 17, 2001 pursuant to the cross-currency swap agreement between Netia Holdings III B.V. and JPMorgan Chase Bank. These payment defaults became an event of default under that agreement on December 21, 2001. On January 11, 2002, Netia Holdings III B.V. cancelled all swap transactions entered into with JPMorgan Chase Bank. Conditions of the cancellation included a payment of US$7.2 million (PLN 29.3 million at the exchange rate in effect on January 11, 2002, or PLN 28.6 million at the exchange rate in effect on December 31, 2001) representing 15% of the mark-to-market value of the swap on that day. JPMorgan is a party to our Restructuring Agreement, under which it will be issued some of the new notes and ordinary shares in the proposed restructuring in exchange for the remaining portion of our liabilities under the swap transactions (US$40.7 million). Back-to-back swaps among Netia Holdings III B.V., Netia Telekom S.A. and Netia South Sp. z o.o. were cancelled on terms equal to the terms of cancellation agreed with JPMorgan Chase Bank.

(b) Not applicable

Item 4. Submission of Matters to a Vote of Securities Holders

(a) During the three-month period ended March 31, 2002, we held the following Extraordinary Meetings of our Shareholders:

- On February 5, 2002 we held an Extraordinary General Meeting of our Shareholders, during which no resolutions with respect to the items contemplated by the agenda of the Meeting were adopted.

- On February 19, 2002 we held an Extraordinary General Meeting of our Shareholders, during which the shareholders approved a two-week adjournment of the meeting. No substantive resolutions were voted upon at the meeting. The meeting was continued on March 5, 2002, when a further one-week adjournment was approved. No substantive resolutions were voted upon at the meeting. The meeting was continued on March 13, 2002, when our shareholders approved, among other things, resolutions to increase our share capital by the issuance of a new series of the Company's shares, and to amend Netia's corporate by-laws in connection with the Company's debt restructuring. Additionally, Mr. Przemyslaw Jaronski was elected to Netia's Supervisory Board at the EGM with the support of Netia's shareholders, to represent the ad hoc committee of noteholders.

- On March 27, 2002 we held an Extraordinary General Meeting of our Shareholders, during which a one-week adjournment was approved. No substantive resolutions were voted upon by the shareholders at the meeting. The meeting was continued on April 4, 2002, when our shareholders approved an amendment to the Company's corporate statute concerning a conditional increase of the Company's share capital and also authorized Netia's Management Board to issue warrants in connection with its debt restructuring. The resolutions adopted at the meeting concern, among other things, a conditional increase of the Company's share capital by up to PLN 83,222,437 (through the issuance of ordinary bearer series "J" and "K" shares) with the aim of facilitating the issuance of warrants to existing shareholders (up to

64,848,652 of series "J" shares), as well as a stock option plan for Netia's key employees (up to 18,373,785 of series "K" shares). In accordance with the terms of the Restructuring Agreement, dated March 5, 2002, the Company may not allocate more than 5% of its post-restructuring share capital, before the issuance of warrants, to this stock option plan.

(b) In March 2002 Mr. Przemyslaw Jaronski was appointed as a member to our Supervisory Board. Przemyslaw Jaronski represents our noteholders and has veto power over most of the decisions of the Supervisory Board.

Set forth is a list of the current members of the Supervisory Board:

- Morgan Ekberg
- Charlotta Oberg
- Jan Henrik Ahrnell
- Lars Rydin
- David Oertle
- Roberto Italia
- Donald Mucha
- Jan Guz
- Andrzej Radziminski
- Przemyslaw Jaronski

During the three-month period ended March 31, 2002, there were no changes in the Netia Holdings S.A. Management Board.

The current members of the Management Board are:

- Kjell-Ove Blom
- Avraham Hochman
- Ewa Don-Siemion
- Mariusz Piwowarczyk
- Mariusz Chmielewski
- Antoni Dariusz Wojcieszek

(c) The following resolutions were adopted at the Extraordinary Meetings of Shareholders:

Since January 1, 2002 the following Shareholders Meetings of the Netia Holdings S.A. were held:

1) The Extraordinary Shareholders Meeting of February 5, 2002, which adopted a resolution on closing of the meeting without adoption of any resolutions provided in the agenda of the meeting with 5,064,718 votes in favor and 5 votes abstaining.

2) The Extraordinary Shareholders Meeting of February 19, 2002 adopted a resolution adjourning the meeting until March 5, 2002 with 17,872,458 votes in favor, 90,000 votes against and 385 votes

abstaining. On March 5, 2002 again a resolution on adjournment of the same meeting until March 12, 2002 was adopted with 20,026,897 votes in favor and 2 votes abstaining. On March 12, 2002 the adjourned Extraordinary Shareholders meeting adopted the following resolutions:

a) Resolution no. 1 on cancellation of the sections 1-7 of resolution no. 2 of the Extraordinary Shareholders Meeting of February 19, 2001 related to the increase of the Company's share capital through the issuance of series H shares and resolution no 3 concerning admission of series H shares to the public trading. Resolution no. 1 was adopted with 20,026,897 votes in favor and 2 votes abstaining;

b) Resolution no. 2 concerning a decrease of the Company's share capital from PLN 188,515,032 to PLN 31,419,172 by decreasing the par value of all existing shares issued by the Company from PLN 6 to PLN 1, which was conditional upon adoption of a resolution increasing the share capital to at least PLN 188,515,032. Resolution no.2 was adopted with 20,026,897 votes in favor and 2 votes abstaining;

c) Resolution no. 3 concerning an increase of the Company's share capital by an amount not exceeding PLN 317,682,740 through the issuance of up to 317,682740 series H shares, which may be used only in connection with the restructuring agreement dated March 5, 2002. Resolution no. 3 was adopted with 20,026,897 votes in favor and 2 votes abstaining;

d) Resolution no. 4 concerning admitting series H shares to public trading. Resolution no. 4 was adopted with 20,026,898 votes in favor and 1 vote abstaining;

e) Resolution no. 5 concerning amending § 5 of the Company's statute describing the Company's share capital. Resolution no. 5 was adopted with 20,026,899 votes in favor and 2 votes abstaining;

f) Resolution no. 6 concerning the Company's statute and authorizing the Management Board to increase the Company's share capital within the authorized capital not exceeding PLN 18,373,785 through issuance of series I ordinary bearer shares, which may be used only in connection with the restructuring agreement dated March 5, 2002. Resolution no. 6 was adopted with 20,026,898 shares in favor and 1 share abstaining;

g) Resolution no. 7 concerning admitting the Company's shares to be issued within the authorized capital to public trading. Resolution no. 7 was adopted with 20,026,897 shares in favor and 2 votes abstaining;

h) Resolution no. 8 concerning cancellation of § 15 section 4(c) of the Company's statute regarding right of BRE Bank S.A. to appoint 1 member of the Supervisory Board. Resolution no. 8 was adopted with 20,026,897 votes in favor and 2 votes abstaining;

i) Resolution no. 9 concerning the election of Przemysław Jaroński as Supervisory Board member, which was adopted with 20,026,897 votes in favor and 2 votes abstaining; and

j) Resolution no. 10 concerning authorization for the Supervisory Board to adopt the unified version of the Company's statute, which was adopted with 20,026,897 votes in favor and 2 votes abstaining.

3) The Extraordinary Shareholders Meeting held on 27 March, 2002 adopted a resolution adjourning the meeting until April 4, 2002 with 17,871,433 votes in favor, 81,300 votes against and 2,043,238 votes abstaining and on April 4, 2002 the adjourned Extraordinary Shareholders Meeting adopted the following resolutions:

a) Resolution no. 1 concerning amendments to the Company's statute, the conditional increase of the share capital by an amount not exceeding PLN 83,222,437 consisting of (i) up to 64,848,652 ordinary bearer series J shares, which shall be acquired by the holders of the bonds with the priority to acquire the shares and the holders of the right to acquire the shares (warrant) upon their separation from the bonds, and (ii) up to 18,373,785 ordinary bearer shares series K, which shall be granted to the employees, consultants, and board members of the Company pursuant to the stock option plan to be adopted by the Company's Supervisory Board and admission of such shares into trading. Resolution no. 1 was adopted with 19,996.601 votes in favor and 100 votes against.

b) Resolution no. 2 concerning the authorization of the Management Board to issue up to 50,798 bearer bonds with the nominal value of PLN 0,01 with the priority to subscribe for Company's shares, which shall be issued in three series: (i) series I of up to 31,419,172 bonds with right to subscribe 1 series J share within 2 years from issuance of the bonds and 1 series J share within 3 years from issuance of the bonds, (ii) series II of up to 1,005,154 bonds with right to subscribe 1 series J share within 2 years from issuance of the bonds and 1 series J share within 3 years from issuance of the bonds and (iii) series III of up to 18,373,785 bonds with right to subscribe for 1 series K share; and authorization to admit such bonds to public trading. Resolution no. 2 was adopted with 19,914,401 votes in favor and 82,200 against.

c) Resolution no. 3 concerning the share capital increase for the purposes of a performance stock option plan, which was adopted with 19,996,501 votes in favor and 100 votes against.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2002

NETIA HOLDINGS S.A.

By: ____________________
Name: Kjell-Ove Blom
Title: acting President

By: ____________________
Name: Avraham Hochman
Title: VP Finance